Filed Pursuant To Rule 424(b)(4)
(Form SB-2 Registration Statement
No. 333-12957)

     ######################################################################

                                  IMAGE OMITTED
                                 IMAGE: "BOWLIN"

     ######################################################################

                           BOWLIN Outdoor Advertising
                         & Travel Centers Incorporated

                        1,100,000 SHARES OF COMMON STOCK

     ALL OF THE SHARES OF COMMON STOCK, $.001 PAR VALUE (THE "COMMON STOCK"), BEING OFFERED HEREBY (THE "OFFERING") ARE BEING SOLD BY BOWLIN OUTDOOR ADVERTISING & TRAVEL CENTERS INCORPORATED (TOGETHER WITH ITS SUBSIDIARIES AND PREDECESSOR, THE "COMPANY" OR "BOWLIN"). PRIOR TO THE OFFERING, THERE HAS BEEN NO PUBLIC MARKET FOR THE COMMON STOCK. THE COMPANY'S COMMON STOCK HAS BEEN APPROVED FOR QUOTATION ON THE NASDAQ NATIONAL MARKET ("NASDAQ") UNDER THE SYMBOL "BWLN." SEE "UNDERWRITING" FOR A DISCUSSION OF FACTORS CONSIDERED IN DETERMINING THE INITIAL PUBLIC OFFERING PRICE.

                                   ----------

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
        SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES AGENCY
           NOR HAS THE COMMISSION OR ANY SUCH AGENCY PASSED UPON THE
          ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                   ----------
                   THESE SECURITIES INVOLVE SUBSTANTIAL RISK.
                     SEE "RISK FACTORS" BEGINNING ON PAGE 8.

===============================================================================
                                          UNDERWRITING
                      PRICE TO           DISCOUNTS AND           PROCEEDS TO
                       PUBLIC            COMMISSIONS(1)           COMPANY(2)
-------------------------------------------------------------------------------
PER SHARE             $8.00                  $0.56                  $7.44
-------------------------------------------------------------------------------
TOTAL(3)            $8,800,000             $616,000              $8,184,000
===============================================================================

(1) Excludes (i) a nonaccountable expense allowance payable by the Company to HD Brous & Co., Inc. (the "Representative") and (ii) a fee of $242,000 ($278,300 if the Over-Allotment Option is exercised) payable by the Company to its financial consultant, Miller Capital Corporation. The Company has also agreed to (i) issue options to the Representative (the "Representative's Option") to purchase up to 93,500 shares of Common Stock at an exercise price per share equal to 120% of the initial public offering price and (ii) grant to the Representative certain registration rights with respect to the securities underlying the Representative's Option. The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended, in connection with this Offering. See "UNDERWRITING."

(2) Before deducting expenses of the Offering payable by the Company estimated at $630,000 ($669,600 if the Over-Allotment Option is exercised in full), including the Representative's nonaccountable expense allowance and the fee payable to the Company's financial consultant.

(3) Assumes no exercise of the Underwriter's option, exercisable within 30 days from the date of this Prospectus, to purchase up to 165,000 additional shares of Common Stock on the same terms, solely to cover over-allotments (the "Over-Allotment Option"). If the Over-Allotment Option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be $10,120,000, $708,400 and $9,411,600, respectively. See "UNDERWRITING."

     The shares of Common Stock are being offered by the Underwriter, subject to prior sale, when, as and if delivered to and accepted by the Underwriter and subject to the right to reject any order in whole or in part and certain other conditions. It is expected that delivery of the shares will be made against payment therefor at the offices of HD Brous & Co., Inc., Great Neck, New York, or the facilities of the Depository Trust Company, on or about December 20, 1996.

                              HD BROUS & CO., INC.

               The date of this Prospectus is December 17, 1996.

[Image Omitted - Map of Southwestern United States showing location of Registrant's 14 travel centers, one free - standing Dairy Queen Restaurant and Corporate Headquarters]

   IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH
TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

   CITGO(R), Dairy Queen(R), Dairy Queen/Brazier(R), Stuckey's(R), Conoco(R), Chevron(R), Texaco(R) and Diamond Shamrock(R) and certain other names or marks contained in this Prospectus are the registered trademarks of entities other than the Company.

      [Image Omitted - Pictures of Company's outdoor advertising displays]

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the detailed information and Consolidated Financial Statements, including the Notes thereto, appearing elsewhere in this Prospectus. Investors are urged to read this Prospectus in its entirety, particularly the information set forth in "RISK FACTORS." Unless otherwise indicated, all information related to the Company in this Prospectus assumes no exercise of the Over-Allotment Option, the Representative's Option or any of the options granted under the Company's 1996 Stock Option Plan.

                                   The Company

Company Overview

     The Company is a regional leader in the operation of travel centers and outdoor advertising displays dedicated to serving the traveling public in rural and smaller metropolitan areas of the Southwestern United States. The Company's tradition of serving the public dates back to 1912 when the Company's founder, Claude M. Bowlin, started trading goods and services with Native Americans in New Mexico. Bowlin currently operates fourteen full-service travel centers and one free-standing Dairy Queen/Brazier restaurant along interstate highways in Arizona and New Mexico where there are generally few gas stations, convenience stores or restaurants. The Company advertises its travel centers through a network of over 300 outdoor advertising display faces. In addition to a variety of unique Southwestern merchandise, the Company's travel centers offer brand name food and gasoline to the traveling public. The Company believes that its "co-branding" strategy of offering complementary brand name food and gasoline products results in increased customer traffic and it intends to continue to actively pursue additional co-branding opportunities.

     In addition to its travel centers, the Company operates over 1,700 revenue generating outdoor advertising display faces for third party customers such as hotels and motels, restaurants and consumer product manufacturers. These display faces are strategically situated along interstate highways primarily in Arizona and New Mexico and, to a lesser extent, in Colorado, Oklahoma and Texas. In addition to the leasing of advertising space, Bowlin provides a comprehensive range of outdoor advertising services to its clients, including customized design and production services. Although the Company faces substantial competition in each of its operational areas, the Company believes that few of its competitors offer the same breadth of products and services dedicated to the traveling public.

     The Company has a consistent history of profitable operations and revenue growth. The Company's gross revenues have grown from approximately $12.0 million in fiscal 1986 to in excess of $23.0 million in fiscal 1996. Gross revenues and net income for the nine months ended October 31, 1996 were $19.2 million and $686,000, respectively, representing increases of 8.1% and 66.5%, respectively, over the same period in fiscal 1996. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS."

     Travel Centers. The Company opened its first travel center in 1953 and has since expanded to fourteen travel centers and one free-standing Dairy Queen/Brazier restaurant in Arizona and New Mexico. Each of the Company's travel centers has a unique Southwestern theme and extensive theme-oriented billboard advertising is used to attract customers into the travel centers. The Company periodically upgrades and renovates its travel centers, thereby fostering a positive image with the traveling public. The Company believes that its co-branding and facilities upgrade practices result in greater repeat patronage, and increase the likelihood that customers will extend their visits and take advantage of the many additional goods and services available at the travel centers. See "BUSINESS -- Business Strategy -- Travel Services Business Strategy."

     Since 1982, the Company has offered brand name food and beverages at selected travel centers under the Dairy Queen, Dairy Queen/Brazier and Stuckey's trade names. The food offered at the Company's travel centers ranges from ice cream and snack foods at some locations to full-service restaurants at others. Revenues from food sales accounted for 17%, 15% and 13%, respectively, of the Company's total revenues in fiscal years 1995 and 1996 and the nine months ended October 31, 1996. See "BUSINESS -- Business Operations -- Travel Center Operations."

     The Company offers brand name gasolines such as CITGO, Conoco, Chevron, Texaco and Diamond Shamrock at its travel centers. Consistent with its emphasis upon marketing brand name products, the Company has been granted distribution rights for CITGO gasoline products. CITGO is one of the fastest growing brand name gasoline producers in the United States. The Company has converted six of its existing travel center fuel facilities to CITGO brand "superpumper" stations. The Company also intends to pursue wholesale marketing of CITGO gasoline to other retailers in Arizona and New Mexico as an additional source of revenues. Revenues from gasoline sales at the Company's travel centers accounted for approximately 42% of the Company's total revenues in each of fiscal years 1995 and 1996, and 46% in the nine months ended October 31, 1996. See "BUSINESS -- Business Strategy -- Travel Services Business Strategy" and "-- Growth Strategy -- Gasoline Wholesaling."

     In addition to offering food and gasoline, each of the Company's travel center gift shops offers an extensive variety of Southwestern merchandise and collectibles. The merchandise ranges from inexpensive Southwestern gifts and souvenirs to unique hand-crafted jewelry, rugs, pottery, kachina dolls and other gifts crafted and engraved specially for Bowlin by several Native American tribes. Revenues from merchandise sales at the Company's travel centers accounted for 30%, 31% and 27%, respectively, of the Company's total revenues in fiscal years 1995 and 1996 and the nine months ended October 31, 1996. See "BUSINESS -- Business Strategy -- Travel Service Business Strategy."

     Outdoor Advertising. The Company operates over 1,700 revenue generating advertising display faces, primarily in Arizona and New Mexico and, to a lesser extent, in Colorado, Oklahoma and Texas. The Company also offers a complete, full-service source for graphic design and production for the outdoor advertising displays it operates. The Company uses local account representatives who focus on marketing the Company's advertising services to local and regional advertisers, allowing the Company to maintain a diverse client base and limiting reliance on national advertising accounts. Unlike many of its competitors, the Company does not rely to a significant degree upon tobacco advertisers. See "BUSINESS -- Business Strategy -- Outdoor Advertising Business Strategy."

     The Company's outdoor advertising displays are strategically located in rural and smaller metropolitan areas in the Southwest, where the dispersion of population, outdoor lifestyles and leading tourist destinations have created a strong dependence on highway travel. In these markets, competition for site acquisitions is less intense, purchase prices are more favorable and government regulations are generally less onerous as compared to densely populated metropolitan markets. The outdoor advertising operations of the Company have experienced consistent growth over the past several years, accounting for 10.5%, 12% and 13%, respectively, of the Company's total revenues in fiscal years 1995 and 1996 and the nine months ended October 31, 1996. The Company believes it is one of the largest outdoor advertising companies in rural Southwestern markets. In 1995, the Company was ranked by the Outdoor Advertising Association of America ("OAAA") as one of the top 40 outdoor advertising companies in the United States in terms of gross revenues. See "BUSINESS -- Industry Overview -- Outdoor Advertising Industry" and "-- Business Strategy -- Outdoor Advertising Business Strategy."

Growth Strategy

     Travel Centers. The Company is committed to expanding its travel center operations through internal development as well as strategic acquisitions of travel center assets located in popular tourist destinations, along heavily traveled interstate corridors and in smaller metropolitan areas. The Company is currently in the process of developing new full service travel centers with CITGO superpumper dispensing facilities at Benson and Picacho Peak, Arizona and near Albuquerque, New Mexico, and expects all three of these centers to be operational by the end of fiscal 1998. The Company also intends to continue to capitalize on its co-branding strategy by acquiring rights to additional brand name food concepts. See "BUSINESS -- Growth Strategy -- Travel Centers."

     Gasoline Wholesaling. The Company's distributorship relationship with CITGO Petroleum Corporation creates an additional source of potentially significant revenues and the Company plans to aggressively market the CITGO line of petroleum products through its own travel centers and as a wholesaler to other retailers in New Mexico and Arizona. The Company has hired a Petroleum Manager to develop a plan for marketing the Company's wholesale CITGO gasoline products to such retailers. The Company intends to begin sales of such products in fiscal 1997 at prices equal to a certain percentage over the then current price at which it purchases them from CITGO. See "BUSINESS -- Growth Strategy -- Gasoline Wholesaling."

     Outdoor Advertising. As in the case of its travel centers, the Company plans to expand its outdoor advertising operations through internal development as well as acquisition. Through internal develop- ment, the Company plans to add approximately 100 new structures (representing up to 200 new display faces) to its operations in fiscal 1997, of which 71 were constructed as of October 31, 1996. Thereafter, the Company intends to increase the annual rate at which it constructs additional billboard structures and, by 2001, the Company anticipates that it will be adding approximately 250 new billboard structures per year to its operations through internal development. In addition, the Company intends to pursue strategic acquisitions of existing advertising structures and small to medium-sized outdoor advertising operators when appropriate. Consistent with its past practices, the Company intends to pursue expansion in rural and smaller metropolitan areas that are not included in the 50 largest Designated Market Areas ("DMAs"). See "BUSINESS -- Growth Strategy -- Outdoor Advertising."

     Although the Company does not currently have any agreement in place, it is currently negotiating with two independent third parties for the acquisition of outdoor advertising assets with an estimated fair market value of approximately $20 million and $2.5 million, respectively. There can be no assurance that the proceeds from this Offering and cash flow from operations will be sufficient to fund these or any other potential acquisitions or the Company's growth strategy in general. As a result, the Company may need to raise additional funds through equity or debt financings. No assurance can be given that such additional financing will be available on terms acceptable to the Company, if at all. Further, such financings may result in further dilution to the Company's capital stock and higher interest expense and may not be on terms favorable to the Company. See "RISK FACTORS -- No Assurance of Successful Expansion," "-- Need for Additional Financing" and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- Liquidity and Capital Resources."

     The Company was incorporated in New Mexico in 1953 and reincorporated under the laws of Nevada in 1996. The Company's principal executive offices are located at 150 Louisiana N.E., Albuquerque, New Mexico 87108, and its telephone number is (505) 266-5985.

                                  The Offering

Common Stock Offered . . . . . . . . . . . . .  1,100,000   shares
Common Stock Outstanding Before Offering . . .  3,284,848   shares(1)
Common Stock to be Outstanding Immediately
 After the Offering  . . . . . . . . . . . . .  4,384,848   shares(1)(2)

Use of Proceeds  . . . . . . . . . . . . . . .  Net  proceeds to the Company are
                                                approximately    $7.6   million,
                                                assuming   no  exercise  of  the
                                                Over-Allotment  Option, and will
                                                be   used   to   repay   certain
                                                indebtedness,   to  develop  and
                                                upgrade      existing     retail
                                                operations   and   for   general
                                                corporate  purposes,   including
                                                the  acquisition  of  additional
                                                travel    center   and   outdoor
                                                advertising  assets. See "USE OF
                                                PROCEEDS."

Risk Factors  . . . . . . . . . . . . . . . .   Investment  in the Common  Stock
                                                involves a high  degree of risk.
                                                See "RISK FACTORS."
Nasdaq Symbol . . . . . . . . . . . . . . . .   "BWLN"

----------
(1) Based on the number of shares of Common Stock outstanding as of November 15, 1996. Excludes 362,000 shares of Common Stock issuable upon exercise of options granted or approved for grant upon completion of the Offering under the Company's 1996 Stock Option Plan. See "EXECUTIVE COMPENSATION -- 1996 Stock Option Plan."
(2) Excludes (i) 165,000 shares of Common Stock reserved for issuance upon exercise of the Over-Allotment Option and (ii) 93,500 shares of Common Stock reserved for issuance upon exercise of the Representative's Option. See "DESCRIPTION OF SECURITIES" and "UNDERWRITING."


                                            SUMMARY CONSOLIDATED FINANCIAL DATA
                    (In thousands, except travel center, outdoor advertising, share and per share data)
                                                                                                 NINE MONTHS ENDED
                                                                 YEARS ENDED JANUARY 31,             OCTOBER 31,
                                                              --------------------------    ------------------------------
                                                                  1995           1996          1995              1996
                                                              -----------    -----------    -----------       -----------
SELECTED STATEMENT OF INCOME DATA:
TRAVEL CENTER OPERATIONS
Gross sales ...............................................   $    19,799    $    20,467    $    15,715       $    16,668
Discounts on sales ........................................           221            292            172               228
                                                              -----------    -----------    -----------       -----------
     Net sales ............................................        19,578         20,175         15,543            16,440
Cost of goods sold ........................................        12,541         12,995          9,988            11,165
                                                              -----------    -----------    -----------       -----------
Gross profit ..............................................         7,037          7,180          5,555             5,275
     Operating costs:
          General and administrative expenses .............         5,161          5,462          4,297             3,867
          Depreciation and amortization ...................           451            434            316               282
                                                              -----------    -----------    -----------       -----------
Operating income ..........................................         1,425          1,284            942             1,126

OUTDOOR ADVERTISING OPERATIONS
Gross income ..............................................         2,376          2,770          2,041             2,523
     Operating costs:
          Direct operating costs ..........................         1,715          2,007          1,445             1,581
          General and administrative expenses .............           205            344            207               307
          Depreciation and amortization ...................           252            261            188               204
                                                              -----------    -----------    -----------       -----------
Operating income ..........................................           204            158            201               431

CORPORATE AND OTHER
General and administrative expenses .......................          (622)          (602)          (429)             (356)
Depreciation and amortization .............................          (118)          (161)           (95)             (107)
Interest expense ..........................................          (536)          (612)          (412)             (507)
Other income, net .........................................           411            570            479               556
                                                              -----------    -----------    -----------       -----------
Income before taxes .......................................           764            637            686             1,143
Income taxes ..............................................           295            253            274               457
                                                              -----------    -----------    -----------       -----------
Net income ................................................   $       469    $       384    $       412       $       686
                                                              ===========    ===========    ===========       ===========

Earnings per common and common equivalent share
     primary and fully diluted ............................   $      0.14    $      0.11    $      0.12       $      0.20
Earnings per common and common equivalent share
     primary and fully diluted, as adjusted(1) ............   $      0.14    $      0.12    $      0.13       $      0.21
Weighted average common and common equivalent shares
     outstanding
  Primary and fully diluted ...............................     3,362,875      3,360,599      3,362,309         3,452,991
Weighted average common and common equivalent shares
     outstanding
     Primary and fully diluted, as adjusted(1) ............     3,283,718      3,281,442      3,283,152         3,305,865

SELECTED TRAVEL CENTER DATA:
Number of travel centers (end of period)(2) ...............            16             15             15(3)             15
Average gross revenue per travel center ...................   $ 1,237,000    $ 1,364,000    $ 1,048,000(3)    $ 1,111,000

SELECTED OUTDOOR ADVERTISING DATA:
Number of outdoor advertising display faces (end of period)         1,442          1,556          1,536             1,713


                                                            OCTOBER 31, 1996
                                                          ---------------------
                                                          ACTUAL    AS ADJUSTED
                                                          ------    -----------
SELECTED BALANCE SHEET DATA:
Cash and cash equivalents ...............................   $ 2,143   $ 6,197
Working capital .........................................     2,042     6,951
Total property and equipment, net .......................     9,554     9,554
Total assets ............................................    15,414    19,281(1)
Notes payable ...........................................     8,217     4,717
Stockholders' equity ....................................     5,664    12,875(1)

----------

(1) On November 12, 1996, 98,537 shares of outstanding Common Stock were returned to the Company without consideration and were subsequently cancelled. These amounts give effect to that transaction.

(2) Travel center data includes the information presented as to both the Company's travel centers and free-standing Dairy Queen/Brazier restaurants.

(3) Includes a Dairy Queen/Brazier restaurant that was disposed of by the Company during early July 1995 for which revenues have been included in the average gross revenue per travel center calculation.

                                  RISK FACTORS


     AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS IN ADDITION TO THE OTHER INFORMATION SET FORTH ELSEWHERE IN THIS PROSPECTUS, INCLUDING THE CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO, PRIOR TO MAKING AN INVESTMENT IN THE COMPANY.

     No Assurance of Successful Expansion. The Company intends to open new travel centers, expand its outdoor advertising operations and implement gasoline wholesaling activities. Although the Compa- ny's existing operations are based primarily in the Southwest, the Company's current expansion plans include consideration of acquisition opportunities in both the Southwest and other geographic regions of the United States. However, there can be no assurance that suitable acquisitions can be identified, and the Company is likely to face competition from other companies for available acquisition opportunities. Although the Company does not currently have any agreement to acquire any travel center or outdoor advertising operations, it is currently negotiating with two independent third parties for the acquisition of outdoor advertising assets with an estimated fair market value of approximately $20 million and $2.5 million, respectively. Any such acquisition would be subject to negotiation of definitive agreements, appropriate financing arrangements and performance of due diligence. There can be no assurance that the Company will be able to complete such acquisitions, obtain acceptable financing, or any required consents of its bank lenders or that such acquisitions that are completed can be integrated successfully into the Company's existing operations. The success of the Company's expansion program will depend on a number of factors, including the availability of sufficient capital, the identification of appropriate expansion opportunities, the Company's ability to attract, train and retain qualified employees and management, the continuing profitability of existing operations, the successful management of planned growth and the ability of the Company to operate new travel centers and outdoor advertising operations and implement its new gasoline wholesaling activities in a profitable manner. There can be no assurance that the Company will achieve its planned expansion or that any expansion will be profitable. See "BUSINESS -- Growth Strategy."

     Need for Additional Financing. In order to successfully implement the Company's growth strategy, the Company may need to seek additional financing from external sources. Based on the Company's past history, the Company has been able to secure financing for the acquisition of additional assets from commercial lenders in amounts ranging from 75% up to 100% of the fair market value of the acquired assets. However, there can be no assurance that such additional financing will be available in the future, or that if available, it will be on terms acceptable to the Company. In addition, the Company anticipates that any financing which it does secure may impose certain financial and other restrictive covenants upon the Company and its operations. Furthermore, there can be no assurance that the Company will be able to integrate successfully any acquired companies or assets into its existing operations, which could increase the Company's operating expenses in the short-term and materially and adversely affect the Company's results of operations. Moreover, any acquisition by the Company may result in potentially dilutive issuances of equity or debt securities, the incurrence of additional debt, and amortization of expenses related to goodwill and intangible assets, all of which could adversely affect the Company's profitability. Acquisitions involve numerous risks, such as the diversion of the attention of the Company's management from other business concerns, the entrance of the Company into markets in which it has had no or only limited experience, and the potential loss of key employees of the acquired company, all of which could have a material adverse effect on the Company's business, financial condition, and results of operations. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- Liquidity and Capital Resources" and "BUSINESS -- Growth Strategy."

     Dependence on Third Party Relationships. The Company is dependent on a number of third party relationships pursuant to which it offers brand name and other products at its travel centers. These brand name relationships include the Company's distributorship relationship with CITGO, as well as its existing franchise agreements with Dairy Queen/Brazier and Stuckey's. The Company's existing operations and plans for future growth anticipate the continued existence of such relationships. There can be no assurance that the agreements that govern these relationships will not be terminated. In addition, several of these agreements contain provisions that prohibit the Company from offering additional products or services which are competitive to those of its suppliers. Although the Company does not currently anticipate having to forego a significant business opportunity in order to comply with such agreements, there can be no assurance that adherence to these existing agreements will not prevent the Company from pursuing opportunities that management would otherwise deem advisable. The Company also relies upon several at will relationships with various third parties for much of its souvenir and gift merchandise. Although the Company believes it has good relationships with its suppliers, there can be no assurance that the Company will be able to maintain relationships with suppliers of suitable merchandise at appropriate prices and in sufficient quantities. See "BUSINESS -- Business Operations."

     Dependence Upon Key Personnel. The success of the Company will be largely dependent upon the efforts and abilities of Michael L. Bowlin, the President, Chief Executive Officer and Chairman of the Board of Directors of the Company, and upon the efforts and abilities of certain executive officers of the Company. The Company has an employment agreement with Mr. Bowlin. The loss of the services of Mr. Bowlin or one or more of the Company's other executive officers could have a material adverse effect on the Company. See "MANAGEMENT" and "EXECUTIVE COMPENSATION -- Employment Contracts."

     Possible Adverse Impact of Competition. The Company's travel centers face competition from major and independent oil companies; independent service station operators; national and independent operators of restaurants, diners and other eating establishments; and national and independent operators of convenience stores and other retail outlets. In its outdoor advertising operations, the Company faces competition for advertising revenues from other outdoor advertising companies, as well as from other media such as radio, television, print media and direct mail marketing. The Company also competes with a wide variety of other out-of-home advertising media, the range and diversity of which has increased substantially over the past several years, including advertising displays in shopping centers and malls, airports, stadiums, movie theaters and supermarkets. Some of the Company's competitors, including major oil companies and convenience store operators, are substantially larger, better capitalized and have greater name recognition and access to greater resources than the Company. There can be no assurance that the Company's travel centers and outdoor advertising operations will be able to compete successfully in their respective markets in the future. See "BUSINESS -- Competition."

     Seasonality and Other Factors; Quarterly Fluctuations. The travel center portion of the Company's business is somewhat seasonal, and revenues may be affected by many factors, including weather, holidays and the price of alternative travel modes. The Company's revenues and earnings may experience substantial fluctuations from quarter to quarter. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS -- Seasonality."

     Potential Adverse Effects of Government Regulation of Travel Centers. Each of the Company's food service operations is subject to licensing and regulation by a number of governmental authorities, including regulations relating to health, safety, cleanliness and food handling, as well as federal and state laws governing such matters as working conditions, overtime and tip credits and minimum wages. The Company's travel center operations are also subject to extensive laws and regulations governing the sale of alcohol and tobacco, and fireworks in its New Mexico travel centers. Such regulations include certain mandatory licensing procedures and ongoing compliance measures, as well as special sales tax measures. In May, June and July of 1996, the state of New Mexico issued a temporary ban on the sale of fireworks because of the extreme fire hazard caused by drought conditions in that state. As a result of the ban, the Company's revenues from its travel center operations decreased. Although such a ban was unprecedented, similar bans could be imposed in the future. The Company believes that its operations at its fourteen travel centers and one free-standing Dairy Queen/Brazier restaurant comply in all material respects with all applicable licensing and regulatory requirements. However, any failure to comply with applicable regulations, or the adoption of additional regulations or changes in existing regulations could impose additional compliance costs on the Company, require a cessation of certain activities or otherwise have a material adverse effect on the Company's business and results of operations. See "BUSINESS -- Regulation."

     Environmental Risks. The Company is subject to federal, state and municipal laws and regulations governing the use, storage, handling and disposal of its petroleum products. Specifically, the federal government has recently issued more stringent regulations governing the storage of petroleum products with which the Company is required to comply by December 1998. Although the Company believes that its activities comply with the current standards prescribed by law and the Company has already substantially completed certain renovations of its facilities to satisfy the federal government's recently enacted regulations, the risk of accidental contamination to the environment or injury can not be eliminated. In the event of such an accident, the Company could be held liable for any damages that result and any such liability could exceed the available resources of the Company. In addition, the Company could be required to incur significant costs to comply with environmental laws and regulations which may be enacted in the future. See "BUSINESS -- Regulation."

     Potential Adverse Effects of Government Regulation of Outdoor Advertising. Outdoor advertising displays are subject to regulation by federal, state and local governmental agencies. These regulations, in some cases, limit the height, size and location of billboards and, in limited circumstances, regulate the content of the advertising copy displayed on the billboards, particularly with respect to tobacco advertising. Some governmental regulations prohibit the construction of new billboards or the replacement, relocation, enlargement or upgrading of existing structures. Some cities have adopted amortization ordinances under which, after the expiration of a specified period of time, billboards must be removed at the owner's expense and without the payment of compensation. Due to the location of its billboard structures outside smaller metropolitan and rural areas, the Company has not been materially affected by such ordinances to date. However, there can be no assurance that the Company's billboard structures will not become subject to similar ordinances in the future. Ordinances requiring the removal of a billboard without compensation, whether through amortization or otherwise, are being challenged in various state and federal courts with conflicting results. Although, to date, the Company has been adequately compensated for any of its structures removed at the direction of governmental authorities, future changes in such regulations as well as others applicable to the Company's outdoor advertising operations could have a material adverse effect on the Company's business and results of operations. See "BUSINESS -- Regulation."

     General Economic Conditions. The Company's business is directly related to conditions in the travel industry, particularly leisure travel, which may be adversely affected by general economic conditions. In addition, an increasing portion of the Company's revenues are earned from sales of advertising space, which can be affected by general economic conditions as well as trends in the advertising industry. A future economic slowdown or recession could lead to a reduction in advertising expenditures, or result in decreased leisure travel, either of which could have a material adverse effect on the Company's business and results of operations, and on its planned expansion.

     Geographic Concentration. The Company's fourteen travel centers and one free-standing Dairy Queen/Brazier restaurant are located in Arizona and New Mexico, and the Company's advertising operations are currently conducted in Arizona, Colorado, New Mexico, Oklahoma and Texas. Because of this geographic concentration, the Company's business may be adversely affected in the event of a downturn in general economic conditions in the Southwestern United States. See "BUSINESS."

     Control by Management. Upon completion of the Offering, Michael L. Bowlin and the other executive officers and Directors of the Company will beneficially own approximately 63.5% of the outstanding shares of Common Stock (61.2% if the Over-Allotment Option is exercised in full). Accordingly, senior management of the Company will have sufficient voting power to control the outcome of any matter submitted to the stockholders for their approval and to block certain amendments to the Com- pany's Articles of Incorporation and certain transactions that require a supermajority vote. See "-- Anti-Takeover Provisions," "PRINCIPAL STOCKHOLDERS" and "DESCRIPTION OF SECURITIES -- Certain Charter and By-law Provisions."

     Use of Proceeds; Repayment of Debt; Broad Discretion in Application. The Company expects to use approximately $3.5 million of the net proceeds from this Offering (45.8% of the net proceeds assuming the Over-Allotment Option is not exercised) to repay certain indebtedness of the Company. Net proceeds available to the Company for future business activities will be reduced by such amount. The proceeds allocated to each category under "USE OF PROCEEDS" are estimates only and the Company's management will have broad discretion in the application of such funds without any action or approval of the Company's stockholders. See "USE OF PROCEEDS."

     Anti-Takeover Provisions. The Company's Board of Directors has the authority to issue up to 10,000,000 shares of preferred stock, $.001 par value ("Preferred Stock"), in one or more series and to determine the price, rights, preferences and privileges of the shares of each such series without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any shares of Preferred Stock that may be issued in the future. The issuance of Preferred Stock could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company, thereby delaying, deferring or preventing a change of control of the Company. In addition, certain provisions in the Company's Articles of Incorporation and By-laws relating to supermajority stockholder approval of certain business combinations by the Company, restrictions on calling special meetings of stockholders, and restrictions on amendments to the By-laws may discourage or make more difficult any attempt by a person or group of persons to obtain control of the Company. See "DESCRIPTION OF SECURITIES -- Certain Charter and By-law Provisions."

     Absence of Prior Market for Common Stock; Possible Volatility of Stock Prices. Prior to this Offering, there has been no public market for the Company's Common Stock. There can be no assurance that a market for the Common Stock will develop following this Offering or that, if developed, such market will be sustained. No assurance can be given that the Common Stock will continue to be quoted on Nasdaq. The price at which the shares of Common Stock are being offered to the public has been determined by negotiation between the Company and the Representative and may not necessarily bear any relationship to the price at which the Common Stock will trade after completion of the Offering, or to the Company's assets, book value, earnings or any other established criterion of value. The market price of the Common Stock could also be subject to significant fluctuations in response to such factors as variations in the anticipated or actual results of operations of the Company or other companies engaged in similar businesses, changes in conditions affecting the economy generally, analyst reports, general trends in the industry or changes in the stock markets generally. See "UNDERWRITING."

     No Dividends. Following completion of this Offering, the Company plans to retain any earnings to finance the operations and expansion of the Company's business. Accordingly, it is not anticipated that any dividends will be paid on the Common Stock in the foreseeable future. See "DIVIDENDS" and "DESCRIPTION OF SECURITIES."

     Shares  Eligible for Future  Sale.  The Company,  its  executive  officers,
Directors and certain of its existing stockholders have agreed, subject to certain limited exceptions, that they will not sell or otherwise dispose of any shares of Common Stock without the prior written consent of the Representative for a period of 180 days after the date of this Prospectus (the "Lock-Up
Period"). Upon expiration of the Lock-Up Period, all but 0.97% of the outstanding shares of Common Stock will be eligible for sale in the public market, subject to the notice, manner of sale, volume limitations and current public reporting requirements imposed by Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"). Sales of substantial amounts of Common Stock in the open market or the availability of such shares for sale following the Offering could adversely affect the market price of the Common Stock and may make it more difficult for the Company to sell its equity securities in the future on terms it deems appropriate. See "UNDERWRITING."

     Immediate and Substantial Dilution. Purchasers of Common Stock offered hereby will suffer immediate and substantial dilution in the net tangible book value of the Common Stock from the initial public offering price. See "DILUTION."

     Forward-Looking Statements and Associated Risks. This Prospectus contains forward-looking statements including statements regarding, among other items, the Company's growth strategy and anticipated trends in the Company's business. These forward-looking statements are based largely on the Company's expectations and are subject to a number of risks and uncertainties, certain of which are beyond the Company's control. Actual results could differ materially from these forward-looking statements as a result of the factors described under "RISK FACTORS" and elsewhere herein, including, among others, regulatory or economic influences. In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained in this Prospectus will in fact transpire or prove to be accurate. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this section.


                                    DIVIDENDS

     The  Company  paid cash  dividends  on its  Common  Stock of  approximately
$49,500, $60,300 and $50,600 in fiscal years 1995 and 1996 and the nine months ended October 31, 1996, respectively. However, upon completion of the Offering, the Company intends to retain all available earnings to finance and expand its business. Accordingly, the Company presently does not anticipate paying any dividends on its Common Stock in the foreseeable future. Declaration of dividends in the future will be at the discretion of the Company's Board of Directors, which will review its dividend policy periodically. See "RISK FACTORS" and "DESCRIPTION OF SECURITIES."

                                    DILUTION

     The net tangible book value of the Company as of October 31, 1996 was approximately $5.2 million or $1.54 per share of Common Stock. Net tangible book value per share is determined by dividing the number of shares of Common Stock outstanding into the tangible net worth of the Company (tangible assets less total liabilities). Without taking into account any changes in such net tangible book value subsequent to October 31, 1996, other than (i) the return to the Company of 98,537 shares of Common Stock (see Note (13) to the Company's Consolidated Financial Statements) and (ii) to give effect to the sale of 1,100,000 shares of Common Stock offered hereby at an initial public offering price of $8.00 per share (after deducting the underwriting discount and estimated offering expenses payable by the Company), the pro forma net tangible book value at October 31, 1996, would have been approximately $12.8 million or $2.91 per share. This represents an immediate increase in net tangible book value of $1.37 per share to existing stockholders and an immediate dilution of $5.09 per share to persons purchasing shares of Common Stock in this Offering ("New Investors"). The following table illustrates this per share dilution:

Initial public offering price per share ..................................                $   8.00
     Net tangible book value per share at October 31, 1996 ...............   $   1.54
     Increase in net tangible book value per share attributable to the
          New Investors in the Shares ....................................   $   1.37
                                                                             --------
Net tangible book value per share after Offering, as adjusted ............                $   2.91
                                                                                          --------
Dilution per share to New Investors((1)) .................................                $   5.09
                                                                                          ========

----------

(1) If the Underwriters exercise the Over-Allotment Option in full, the per share dilution to New Investors would be $4.93.

     Over the last five years, officers, Directors and affiliated persons have purchased an aggregate of 57,411 shares of Common Stock (including the balance of fractional shares purchased upon the issuance of Common Stock dividends) at an average price per share of $1.55, as compared to an initial public offering price of $8.00 per share.

                                 USE OF PROCEEDS


     The net proceeds to the Company from the sale of the 1,100,000 shares of Common Stock offered hereby at an initial public offering price of $8.00 per share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company (including amounts payable to the Company's financial consultant), are estimated to be approximately $7.6 million ($8.7 million if the Over-Allotment Option is exercised in full).

     The Company anticipates that such net proceeds will be used as follows and in the following order of priority, assuming the Over-Allotment Option is not exercised: (i) approximately $3.5 million to repay certain indebtedness of the Company (described below), (ii) approximately $500,000 to upgrade existing travel centers and (iii) the balance to be used for general corporate purposes, including the acquisition or development of additional travel centers and outdoor advertising operations. Any additional proceeds received by the Company from the exercise of the Over-Allotment Option will be used for general corporate purposes.

     The debt to be repaid by the Company bears interest at rates ranging from the prime lending rate to 12% per annum and matures at various dates from 1996 to 2006. The Company's indebtedness was incurred over time primarily to fund its expansion activities and working capital requirements.

     In accordance with its growth strategy, the Company routinely engages in discussions with third parties regarding potential acquisitions. Although the Company does not currently have any agreement to acquire any travel center or outdoor advertising operations, it is currently negotiating with two third parties for the acquisition of outdoor advertising assets with an estimated fair market value of approximately $20 million and $2.5 million, respectively. Any such acquisition would be subject to the negotiation and execution of definitive agreements, appropriate financing arrangements, performance of due diligence, approval of the Company's Board of Directors, the receipt by the Company of unqualified audited financial statements, and the satisfaction of other customary closing conditions, including the receipt of third party consents.

     Until applied as set forth above, all proceeds will be invested in short-term investment grade instruments or bank certificates of deposit. Investment of the net proceeds in short-term investments rather than operations could adversely affect the Company's overall return on its capital. The foregoing represents the Company's present intentions with respect to the allocation of the proceeds of this Offering based upon its present plans and business conditions. However, the occurrence of certain unforeseen events or changed business conditions could result in the application of the proceeds of this Offering in a manner other than as described in this Prospectus. See "RISK FACTORS."

                                 CAPITALIZATION


     The following table sets forth the capitalization of the Company as of October 31, 1996, and as adjusted to give effect to the sale of the shares of Common Stock offered hereby at an initial public offering price of $8.00 per share and the application of the estimated net proceeds therefrom, assuming no exercise of the Over-Allotment Option.

                                                            OCTOBER 31, 1996
                                                         -----------------------
                                                         ACTUAL   AS ADJUSTED(1)
                                                         ------   --------------
                                                            (IN THOUSANDS)
Short-term borrowing, bank ...........................   $   943      $   541
Long-term debt, current maturities ...................     1,064          611
                                                         -------      -------
Total short-term debt ................................     2,007        1,152
                                                         =======      =======
Long-term debt, less current maturities ..............     6,210        3,565
                                                         -------      -------

Stockholders' Equity:
Preferred Stock, $.001 par value, 10,000,000
     shares authorized ...............................      --         --
Common Stock, $.001 par value 100,000,000 shares
     authorized, 3,383,385 outstanding, actual;
     4,384,848 shares outstanding as adjusted for
     the Offering(1)(2) ..............................         3          4
Paid-In Capital ......................................     4,330     11,541
Retained Earnings ....................................     1,330      1,330
                                                         -------    -------
     Total Stockholders' Equity ......................     5,664     12,875
                                                         -------    -------
     Total Capitalization ............................   $11,874    $16,440
                                                         =======    =======
----------

(1) The as adjusted amounts also give effect to the return of 98,537 shares of Common Stock to the Company on November 12, 1996. See Note (13) to the Company's Consolidated Financial Statements.

(2)Excludes (i) 165,000 shares of Common Stock reserved for issuance upon exercise of the Over- Allotment Option, (ii) 93,500 shares of Common Stock reserved for issuance upon exercise of the Representative's Option and
     (iii) 362,000 shares of Common Stock issuable upon exercise of options granted or approved for grant upon completion of the Offering under the Company's 1996 Stock Option Plan. See "EXECUTIVE COMPENSATION -- 1996 Stock Option Plan," "DESCRIPTION OF SECURITIES" and "UNDERWRITING."

                      SELECTED CONSOLIDATED FINANCIAL DATA
                  (In thousands, except travel center, outdoor
                     advertising, share and per share data)

     The selected financial data presented below is qualified by reference to, and should be read in conjunction with, the Company's Consolidated Financial Statements and the related Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus. The data presented below under the caption "Selected Statement of Income Data" for the fiscal year ended January 31, 1996 are derived from the Consolidated Financial Statements of the Company, which financial statements have been audited by KPMG Peat Marwick LLP, independent certified public accountants. The following selected Statement of Income Data for the year ended January 31, 1995 are derived from the Consolidated Financial Statements of the Company, audited by Ricci & Ricci, independent certified public accountants. The following selected Statement of Income Data and Balance Sheet Data as of and for the periods ended October 31, 1995 and 1996 have been derived from the Company's unaudited consolidated financial statements for such periods. In the opinion of management, the following unaudited data reflect all adjustments, consisting only of normal recurring adjustments, necessary to fairly present the Company's financial position and results of operations for the periods presented. The results of operations for any interim period are not necessarily indicative of results to be expected for a full fiscal year.

                                                                                                       NINE MONTHS ENDED
                                                                     YEARS ENDED JANUARY 31,             OCTOBER 31,
                                                                  --------------------------    ------------------------------
                                                                       1995           1996            1995             1996
                                                                  -----------    -----------    -----------        ----------
SELECTED STATEMENT OF INCOME DATA:

TRAVEL CENTER OPERATIONS
Gross sales ....................................................  $    19,799    $    20,467    $    15,715        $   16,668
Discounts on sales .............................................          221            292            172               228
                                                                  -----------    -----------    -----------        ----------
     Net sales .................................................       19,578         20,175         15,543            16,440
Cost of goods sold .............................................       12,541         12,995          9,988            11,165
                                                                  -----------    -----------    -----------        ----------
Gross profit ...................................................        7,037          7,180          5,555             5,275
Operating costs:
     General and administrative expenses .......................        5,161          5,462          4,297             3,867
     Depreciation and amortization .............................          451            434            316               282
                                                                  -----------    -----------    -----------        ----------
Operating income ...............................................        1,425          1,284            942             1,126

OUTDOOR ADVERTISING OPERATIONS
Gross income ...................................................        2,376          2,770          2,041             2,523
Operating costs:
     Direct operating costs ....................................        1,715          2,007          1,445             1,581
     General and administrative expenses .......................          205            344            207               307
     Depreciation and amortization .............................          252            261            188               204
                                                                  -----------    -----------    -----------        ----------
Operating income ...............................................          204            158            201               431

CORPORATE AND OTHER
General and administrative expenses ............................         (622)          (602)          (429)             (356)
Depreciation and amortization ..................................         (118)          (161)           (95)             (107)
Interest expense ...............................................         (536)          (612)          (412)             (507)
Other income, net ..............................................          411            570            479               556
                                                                  -----------    -----------    -----------        ----------
Income before taxes ............................................          764            637            686             1,143
Income taxes ...................................................          295            253            274               457
                                                                  -----------    -----------    -----------        ----------
Net income .....................................................  $       469    $       384    $      412        $       686
                                                                  ===========    ===========    ==========        ===========

Earnings per common and common equivalent share
     Primary and fully diluted .................................  $      0.14    $      0.11    $      0.12       $      0.20
Earnings per common and common equivalent share ................
     Primary and fully diluted, as adjusted(1) .................  $      0.14    $      0.12    $      0.13       $      0.21
Weighted average common and common equivalent shares
     outstanding ...............................................
     Primary and fully diluted .................................    3,362,875      3,360,599      3,362,309         3,452,991
Weighted average common and common equivalent shares
     outstanding
     Primary and fully diluted, as adjusted(1) .................    3,283,718      3,281,442      3,283,152         3,305,865

SELECTED TRAVEL CENTER DATA:
Number of travel centers (end of period)(2) ....................           16             15             15(3)             15
Average gross revenue ..........................................  $ 1,237,000    $ 1,364,000    $ 1,048,000(3)    $ 1,111,000

SELECTED OUTDOOR ADVERTISING DATA:
Number of outdoor advertising display faces (end of period) ....        1,442          1,556          1,536             1,713

                                                   (Footnotes on following page)

                                                         OCTOBER 31, 1996
                                                    --------------------------
SELECTED BALANCE SHEET DATA:                         ACTUAL       AS ADJUSTED
                                                    --------    --------------
Cash and cash equivalents .....................    $ 2,143         $ 6,197
Working capital ...............................      2,042           6,951
Total property and equipment, net .............      9,554           9,554
Total assets ..................................     15,414          19,281(1)
Notes payable .................................      8,217           4,717
Stockholders' equity ..........................    $ 5,663         $12,875(1)

----------

(1) On November 12, 1996, 98,537 shares of outstanding Common Stock were returned to the Company without consideration and were subsequently cancelled. These amounts give effect to such transaction.

(2) Travel center data includes the information presented as to both the Company's travel centers and free-standing Dairy Queen/Brazier restaurants.

(3) Includes a Dairy Queen/Brazier restaurant that was disposed of by the Company during early July 1995 for which revenues have been included in the average gross revenue per travel center calculation.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

     The following is a discussion of the consolidated financial condition and results of operations of the Company for the two fiscal years ended January 31, 1995 and 1996, and for the nine month periods ended October 31, 1995 and 1996. This discussion should be read in conjunction with the Consolidated Financial Statements of the Company and the related Notes thereto included elsewhere in this Prospectus and is expressly qualified by the statements set forth under "RISK FACTORS -- Forward-Looking Statements and Associated Risks." References herein to specific years refer to the Company's fiscal year ending on January 31 of such year.

     The Company operates in two industry segments, travel centers and outdoor advertising. In order to permit a meaningful evaluation of the Company's performance in each of its operating segments, the Company has presented selected operating data which separately sets forth the revenues, expenses and operating income attributable to each segment, and also separately sets forth the corporate expenses of the Company which are not properly allocable to either of the Company's segments for purposes of determining their respective operating income. The discussion of results of operations which follows compares such selected segment operating data and corporate expense data for the fiscal periods presented.

Results Of Operations

     The following table presents certain income and expense items derived from the Consolidated Statements of Income as a percentage of gross revenues for the two years ended January 31, 1995 and 1996 and the nine months ended October 31, 1995 and 1996.


                                                              NINE MONTHS ENDED
                                     YEARS ENDED JANUARY 31,     OCTOBER 31,
                                     -----------------------  -----------------
                                       1995         1996      1995        1996
                                       ----         ----      ----        ----
Consolidated Gross Revenues ........  100.0%       100.0%     100.0%     100.0%
Travel Center Operations:
Travel center sales
Merchandise ........................   30.4%        31.2%      32.2%      27.4%
Gasoline ...........................   41.7%        41.8%      40.2%      45.7%
Food ...............................   17.2%        14.9%      15.9%      13.3%
Other ..............................    0.0%         0.2%       0.2%       0.4%
Discounts on sales .................    1.0%         1.3%       1.0%       1.2%
Cost of goods sold .................   56.7%        55.9%      56.2%      58.2%
General and administrative expenses    23.3%        23.5%      24.2%      20.2%
Depreciation and amortization ......    2.0%         1.9%       1.8%       1.5%
Operating income ...................    6.3%         5.5%       5.3%       5.9%
Outdoor Advertising Operations:
Gross income .......................   10.7%        11.9%      11.5%      13.1%
Operating expenses .................    7.7%         8.6%       8.1%       8.2%
General and administrative expenses     0.9%         1.5%       1.2%       1.6%
Depreciation and amortization ......    1.1%         1.1%       1.1%       1.1%
Operating income ...................    1.0%         0.7%       1.1%       2.2%
Corporate and Other:
General and administrative expenses     2.8%         2.6%       2.4%       1.8%
Depreciation and amortization ......    0.5%         0.7%       0.5%       0.6%
Operating income ...................    4.0%         2.9%       3.5%       5.7%
Interest expense ...................    2.4%         2.6%       2.3%       2.6%
Other income, net ..................    1.8%         2.5%       2.7%       2.9%
Income taxes .......................    1.3%         1.1%       1.5%       2.4%
Net income .........................    2.1%         1.7%       2.3%       3.6%

   COMPARISON OF NINE MONTHS ENDED OCTOBER 31, 1996 AND OCTOBER 31, 1995

     Travel Centers. Gross sales for the Company's travel centers increased 6.1% to $16.7 million for the nine months ended October 31, 1996 from $15.7 million for the same period in fiscal 1996. This increase was offset by a 7.9% decline in merchandise sales to $5.3 million for the nine months ended October 31, 1996 from $5.7 million for the same period in fiscal 1996. The decline in merchandise sales was primarily attributable to a statewide ban on fireworks sales in the State of New Mexico that was in effect from May 23, 1996 to July 2, 1996. During the period of the ban, fireworks sales declined approximately $140,000 as compared to the same period in fiscal 1996. In addition to the decline in fireworks sales, the ban on such sales also had a negative effect on other merchandise sales and restaurant sales. Restaurant sales declined 9.7% to $2.6 million for the nine months ended October 31, 1996 from $2.8 million for the same period in fiscal 1996. The decrease in restaurant sales also reflected the Company's decision in July 1995 to close its Lordsburg, New Mexico restaurant and lease the facility to an unrelated third party. Sales for the Lordsburg restaurant were approximately $105,000 for the period in fiscal 1996 when such restaurant was open. Same store restaurant sales declined 6.1% to $2.6 million for the nine months ended October 31, 1996 from $2.7 million for the same period in fiscal 1996. These declines were offset by an increase in gasoline sales of 22.9% to $8.8 million for the nine months ended October 31, 1996 from $7.1 million for the same nine month period in fiscal 1996 as a result of increases in both sales volume and retail prices.

     In an effort to improve restaurant sales, the Company has hired a food and beverage manager to oversee the day-to-day operations of the restaurants and report on them directly to executive management personnel. Furthermore, certain controls relating to labor, food and paper costs have been enhanced to strengthen the overall performance of the restaurants. Such controls include the pre-approval by management of labor hours at each of the Company's restaurants and bi-monthly or, where appropriate, weekly inventory counts.

     Cost of goods sold for the travel centers increased 11.8% to $11.2 million for the nine months ended October 31, 1996 from $10.0 million for the same period in fiscal 1996. As a percentage of gross sales, cost of goods sold increased to 67% for the nine months ended October 31, 1996 from 63.6% for the nine months ended October 31, 1995.

     General and administrative expenses for travel centers consist of salaries, bonuses and commissions for travel center personnel, property costs and repairs and maintenance. General and administrative expenses for the travel centers decreased 10.0% to $3.9 million for the nine months ended October 31, 1996 from $4.3 million for the nine months ended October 31, 1995. The decrease is primarily attributable to the Company's decision not to pay discretionary cash bonuses to management in fiscal 1997, resulting in the absence of any cash bonuses accrued for the nine months ended October 31, 1996. In comparison, the Company accrued $225,000 during the same period in fiscal 1996 for discretionary cash bonuses paid to management.

     Depreciation and amortization expense for the travel centers declined 10.9% for the nine month period ended October 31, 1996 from the same period in fiscal 1996 to approximately $282,000 from $316,000. During the nine months ended October 31, 1996, the Company determined the actual lives for certain property and equipment were generally longer than the estimated useful lives previously established. Therefore, the Company extended the useful lives of such assets, effective February 1, 1996. This change in the useful lives of travel center assets, together with a change in the use of some assets from the travel centers to corporate, and sales of other assets resulted in a decline in depreciation and amortization expense for the travel centers for the nine months ended October 31, 1996 as compared to the same period in the prior fiscal year.

     The factors discussed above resulted in a 19.5% increase in operating income from the travel centers to $1,126,000 for the nine months ended October 31, 1996 as compared to $942,000 for the same period in fiscal 1996.

     Outdoor Advertising. Gross income from the Company's outdoor advertising operations increased 23.6% to $2.5 million for the nine months ended October 31, 1996 from $2.0 million for the same period in fiscal 1996. The increase was primarily attributable to increases in available displays due to construction and leasing of additional available displays.

     Operating expenses related to outdoor advertising consist of direct advertising expenses, which include rental payments to property owners for the use of land on which advertising displays are located, production expenses and selling expenses. Production expenses include salaries for operations personnel and real estate representatives, property taxes, materials and repairs and maintenance of advertising displays. Selling expenses consist primarily of salaries and commissions for salespersons and travel and entertainment related to sales. Direct operating costs increased 9.4% to $1.6 million for the nine months ended October 31, 1996 from $1.4 million for the same period in fiscal 1996, principally due to the addition of sales and production personnel and repairs and maintenance of advertising displays.

     General and administrative expenses for outdoor advertising consist of salaries and wages for administrative personnel, insurance, legal fees, association dues and subscriptions and other indirect operating expenses.
General and administrative expenses increased 48.5% to $307,000 for the nine months ended October 31, 1996 from $207,000 for the same period in fiscal 1996. The increase was primarily attributable to increases in administrative personnel, insurance and legal fees. The overall increase was partially offset by a decrease in general and administrative expenses of $34,000 as a result of the decision not to pay discretionary cash bonuses to management in fiscal 1997.

     Depreciation and amortization expense increased 8.6% to $204,000 for the nine months ended October 31, 1996 from $188,000 for the same period in fiscal 1996, as a result of scheduled depreciation of additional display structures and machinery and equipment.

     The above factors contributed to the increase in outdoor advertising operating income of 113.9% to $431,000 for the nine months ended October 31, 1996 from $201,000 for the same period in fiscal 1996.

     Corporate and Other. General and administrative expenses for corporate and other operations of the Company consist primarily of executive and administrative compensation and benefits and accounting and legal fees. General and administrative expenses decreased 17.3% to $356,000 for the nine months ended October 31, 1996 from $429,000 for the nine months ended October 31, 1995, primarily as a result of management's decision not to pay discretionary cash bonuses for the fiscal year ended January 31, 1997. As such, no accrual for discretionary cash bonuses has been accounted for during the nine months ended October 31, 1996. Of the $429,000 of general and administrative expenses for the nine months ended October 31, 1995, $116,000 was accrued for discretionary cash bonuses. Other general and administrative expenses increased during the nine months ended October 31, 1996 primarily as a result of increased personnel and certain other expenses associated with the Company's newly expanded corporate headquarters. In addition, under the terms of new employment agreements with the Company's President and its Chief Operating Officer, which become effective as of February 1, 1997, the annual base salaries of these two executive officers will be increased by an aggregate amount of $148,000 over those in effect during the nine months ended October 31, 1996. See Note (13) to the Consolidated Financial Statements.

     Depreciation and amortization expenses for the Company's corporate and other operations consist primarily of depreciation associated with the corporate headquarters and furniture and fixtures related thereto. Depreciation and amortization increased 11.7% to $107,000 for the nine months ended October 31, 1996, from $95,000 for the same period in fiscal 1996. The increase was due to scheduled depreciation of additional fixed assets.

     Interest expense increased 23.1% to $507,000 for the nine months ended October 31, 1996 from $412,000 for the nine months ended October 31, 1995, as a result of borrowings to fund outdoor advertising expansion and the conversion of travel centers' gasoline dispensing equipment to CITGO stations.

     Income before taxes increased 66.5% to $1,143,000 for the nine months ended October 31, 1996 from $686,000 for the same period in fiscal 1996. As a percentage of gross revenues, income before taxes increased to 6.0% for the nine months ended October 31, 1996 from 3.9% for the nine months ended October 31, 1995.

     Income taxes were $457,000 for the nine months ended October 31, 1996 as compared to $274,000 for the same period in fiscal 1996, as a result of higher pre-tax income.

     The foregoing factors contributed to the Company's increase in net income for the nine months ended October 31, 1996 to $686,000 as compared to $412,000 for the nine months ended October 31, 1995.

  COMPARISON OF FISCAL YEARS ENDED JANUARY 31, 1996 AND JANUARY 31, 1995

     Travel Centers. Gross sales at the Company's travel centers increased 3.4% to $20.5 million for fiscal 1996 from $19.8 million for fiscal 1995. This increase includes a 7.5% increase in merchandise sales to $7.2 million for the fiscal year 1996 from $6.7 million for the fiscal year 1995, which was primarily attributable to increases in general merchandise sales, Mexican import goods, jewelry and fireworks. In addition, gasoline sales increased 5.1% to $9.7 million for the fiscal year ended January 31, 1996 from $9.2 million for the fiscal year ended January 31, 1995. These increases were offset by declines in restaurant sales of 9.2% from $3.8 million for the fiscal year ended January 31, 1995 to $3.5 million for the fiscal year ended January 31, 1996.

     Cost of goods sold for the travel centers increased 3.6% to $13.0 million for the fiscal year ended January 31, 1996 from $12.5 million for the fiscal year ended January 31, 1995. As a percentage of gross travel center revenues, cost of sales remained constant at 63% for both fiscal years.

     General and administrative expenses for the travel centers increased 5.8% to $5.5 million for the fiscal year ended July 31, 1996 from $5.2 million for the prior fiscal year. The increase was primarily attributable to an overall increase in hourly wage rates for travel center personnel and certain costs associated with the Company's compliance with above ground storage tank installations at some of its travel centers. In addition, the Company expanded its middle management team to include two Area Supervisors, a Petroleum Manager and a Food and Beverage Manager.

     Depreciation and amortization expense decreased by 3.7% to $434,000 for the fiscal year ended January 31, 1996 from $451,000 for the fiscal year ended January 31, 1995. The decrease was primarily attributable to a decline in the depreciation expense for certain assets due to the use of accelerated methods, which provide for higher depreciation in earlier periods.

     The above factors contributed to a decline in travel center operating income of 9.9% to $1.28 million for the fiscal year ended January 31, 1996 from $1.4 million for the fiscal year ended January 31, 1995.

     Outdoor Advertising. Gross income from outdoor advertising increased 16.6% to $2.8 million for the fiscal year ended January 31, 1996 from $2.4 million for the fiscal year ended January 31, 1995. The increase was primarily attributable to increased construction of advertising displays and increases in advertising rates, which resulted in increases to gross income by approximately $270,000 and $70,000, respectively.

     Operating expenses increased 17.1% from $1.7 million in fiscal 1995 to $2.0 million in fiscal 1996, primarily due to increases in land lease rent expenses, production, travel and salaries and wages.

     General and administrative expenses for outdoor advertising increased 67.6% to $344,000 for the fiscal year ended January 31, 1996 from $205,000 for the same period in fiscal 1995. The increase was primarily attributable to increases in insurance costs, legal fees and other administrative expenses.

     Depreciation and amortization expense increased 3.6% to $261,000 for the fiscal year ended January 31, 1996 from $252,000 for the year ended January 31, 1995. The increase was due to scheduled depreciation of additional fixed assets.

     The above factors contributed to the decrease in outdoor advertising operating income of 22.5% to $158,000 for the fiscal year ended January 31, 1996 from $204,000 for the fiscal year ended January 31, 1995.

     Corporate and Other. General and administrative expenses decreased 3.2% to $602,000 for the fiscal year ended January 31, 1996 from $622,000 for the fiscal year ended January 31, 1995, primarily as a result of cost reduction measures implemented by the Company.

     Depreciation and amortization expense increased 36.5% to $161,000 for the fiscal year ended January 31, 1996 from $118,000 for the fiscal year ended January 31, 1995. The increase was primarily attributable to the addition of corporate assets such as the construction of additional office space at the Company's corporate headquarters.

     Interest expense increased 14.1% to $612,000 for the fiscal year ended January 31, 1996 from $536,000 for the fiscal year ended January 31, 1995. The increase is primarily attributable to borrowing required for continued expansion of the outdoor advertising division and the completion of additional construction at the Company's corporate offices. Income before taxes decreased 16.8% to $637,000 for the fiscal year ended January 31, 1996 from $764,000 for the fiscal year ended January 31, 1995. The decrease in income before taxes was primarily attributable to an increase in interest costs and a decline in travel center operating income.

     Income taxes decreased 14.2% to $253,000 for the fiscal year ended January 31, 1996 from $295,000 for the fiscal year ended January 31, 1995, as a result of lower pre-tax income.

     The factors described above contributed to the Company's decrease in net income of 18.1% to $384,000 for the fiscal year ended January 31, 1996 from $469,000 for the fiscal year ended January 31, 1995.

Liquidity and Capital Resources

     At October 31, 1996, the Company had working capital of $2.0 million and a current ratio of 1.61:1, compared to working capital of $1.8 million and a current ratio of 1.65:1 at January 31, 1996. The Company's net cash provided by operating activities increased from $898,000 to $1,242,000 for the fiscal years ended January 31, 1995 and 1996, respectively. The increase was due primarily to a decrease in inventories of $380,000 and an increase in accounts payable and accrued liabilities of $527,000. These increases were partially offset by a decrease in net income of $85,000. For the nine months ended October 31, 1996, the Company's net cash provided by operating activities decreased to $460,000 from $1.0 million for the nine months ended October 31, 1995. The decrease is primarily attributable to a decline in inventories, accounts payable and accrued liabilities of $1.1 million for the nine months ended October 31, 1996 as compared to a decline of $66,000 for the nine months ended October 31, 1995. These declines were partially offset by an increase in net income of $274,000 and an increase in income taxes payable to $251,000 for the nine months ended October 31, 1996 as compared to $43,000 for the nine months ended October 31, 1995.

     Net cash used in investing activities increased from $892,000 in fiscal 1995 to $1,453,000 in fiscal 1996, primarily due to a reduction in temporary investments in fiscal 1995 of $540,000. Net cash used in investing activities increased to $1.2 million for the nine months ended October 31, 1996 from $1.1 million for the nine months ended October 31, 1995 as a result of additional purchases of property and equipment (offset by sales of certain assets) and disbursements of funds in the form of notes receivable. Net cash provided by financing activities increased $307,000 to $428,000 from fiscal 1995 to fiscal 1996 due primarily to a reduction in payments on long-term debt from fiscal 1995 to fiscal 1996 of $317,000.

     Net cash provided by financing activities increased approximately $1.29 million to $1.32 million for the nine months ended October 31, 1996 from $30,000 for the same period during the prior fiscal year. The increase was primarily attributable to additional borrowings of $1.5 million used to finance purchases of property and equipment and the development and acquisition of additional outdoor advertising displays. In addition, the Company received proceeds from the issuance of Common Stock of $222,000. This increase in cash was offset by disbursements for the Offering of $342,000 and the payment of cash dividends of approximately $51,000.

     As of October 31, 1996, the Company was indebted to various banks and individuals in an aggregate principal amount of approximately $8.2 million under various loans and promissory notes. Many of the loans and promissory notes are secured by land, buildings, equipment, billboards and inventories of the Company. The loans and promissory notes mature at dates from November 28, 1996 to January 29, 2006 and accrue interest at rates from the prime lending rate to 12% per annum. Included in the debt outstanding as of October 31, 1996, are two revolving lines of credit with aggregate principal commitments of $1,000,000 and $150,000, with two separate banks, of which $823,000 and $111,000, respectively, had been borrowed as of October 31, 1996. The $150,000 and $1,000,000 credit facilities mature June 1, and June 15, 1997, respectively, and both accrue interest at a rate of prime plus 1% per annum. In August, 1996, the Company borrowed approximately $535,000 to refinance certain loans from its stockholders. This loan matures in February 1997 and accrues interest at a rate of prime plus 1% per annum. Certain of these lending agreements impose certain financial covenants upon the Company relating to is maximum debt to net worth and minimum debt coverage ratios. See Notes 6, 7 and 13 to the Company's Consolidated Financial Statements.

     The Company intends to use approximately $3.5 million of the proceeds from this Offering to repay unpaid principal and accrued interest outstanding under certain of the loans and promissory notes described above. In addition, the Company intends to repay a portion of its revolving lines of credit, but plans to negotiate one or more new lines of credit to satisfy future working capital needs. Upon payment of debt from the proceeds of the Offering, the Company will continue to have principal outstanding of approximately $4.7 million .

     The Company made capital expenditures of $1.5 million for each of the fiscal years ended January 31, 1995 and 1996 and $1.4 million for the nine months ended October 31, 1996. These expenditures were made primarily for upgrades to the Company's travel centers and for the construction and acquisition of additional billboard structures.

     The Company made capital expenditures related to its travel centers and the construction and acquisition of additional billboard structures during fiscal 1995 of $342,000 and $556,000, respectively, during fiscal 1996 of $576,000 and $691,000, respectively, and during the nine months ended October 31, 1996 of approximately $507,000 and $557,000, respectively. In addition, during fiscal 1995 the Company made capital expenditures of approximately $500,000 for the expansion of its corporate headquarters. The Company anticipates making additional capital expenditures of approximately $5.0 million during the next twelve months, including approximately $325,000 for the removal and replacement of underground storage tanks, $3.5 million for the development of additional travel centers, approximately $975,000 for the construction of additional billboard structures and the remainder primarily for upgrades and renovations at the Company's existing travel centers. In addition, the Company is obligated to compensate its financial consultant in an aggregate amount of $242,000 ($278,300 if the Over-Allotment Option is exercised in full) in connection with the consummation of this Offering. See "UNDERWRITING."

     The Company believes that the net proceeds of this Offering, internally generated funds and funds available for borrowing under the revolving line of credit will be sufficient for at least the next twelve months to satisfy all debt service obligations and to finance its current operations and anticipated capital expenditures. The Company may, however, require additional capital to consummate significant acquisitions in the future and there can be no assurance that such capital will be available on terms acceptable to the Company.

     Although the Company does not currently have any agreement in place, it is currently negotiating with two independent third parties for the acquisition of outdoor advertising assets with an estimated fair market value of approximately $20 million and $2.5 million, respectively. The Company does not believe that either acquisition is probable and the Company has not executed any letter of intent or other agreement, binding or non-binding, to make such acquisitions. Any such acquisition would be subject to the negotiation and execution of definitive agreements, appropriate financing arrangements, performance of due diligence, approval of the Company's Board of Directors, receipt by the Company of unqualified audited financial statements, and satisfaction of other customary closing conditions, including the receipt of third party consents. The Company would likely finance any such acquisition with cash, the issuance of equity or debt securities, additional indebtedness or any combination of the three. To the extent that any such acquisition would be paid for by the Company in cash, the Company could decide to use a portion of the net proceeds from this Offering, use funds from its ongoing operations, seek additional financing from a commercial lender or some combination of the foregoing. Based on its past history, the Company's lenders have financed amounts ranging from 75% up to 100% of the fair market value of assets acquired by the Company. Any commercial financing obtained for purposes of acquiring additional outdoor advertising assets is likely to impose certain financial and other restrictive covenants upon the Company and higher interest expense. In addition, any issuance of additional equity or debt securities to the sellers in any such acquisitions could result in further dilution to the existing investors, including those who purchase shares of the Company's Common Stock in this Offering. See "RISK FACTORS -- No Assurance of Successful Expansion", " -- Need for Additional Financing" and "BUSINESS -- Growth Strategy".

Inflation

     In the last two years, inflation has not had a significant impact on the Company.

Seasonality

     The Company's revenues and operating results have exhibited some degree of seasonality in past periods. Typically, the Company experiences its strongest financial performance in the second fiscal quarter when leisure travel tends to increase, and its lowest revenues in the third fiscal quarter. The Company expects this trend to continue in the future.

Recent Accounting Pronouncements

     The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which established a new accounting principle for accounting for the impairment of certain loans, certain investments in debt and equity securities, long-lived assets that will be held and used including certain identifiable intangibles and goodwill related to those assets and long-lived assets and certain identifiable intangibles to be disposed of. This statement is effective for fiscal years beginning after December 15, 1995. While the Company has not completed its evaluation of the impact that will result from adopting this statement, it does not believe that such adoption will have a significant impact on the Company's financial position and results of operations. The Financial Accounting Standards Board also issued SFAS No. 123, "Accounting for Stock Based Compensation," effective also for fiscal years beginning after December 15, 1995. The new statement encourages, but does not require, companies to measure stock-based compensation cost using a fair value method, rather than the intrinsic value method prescribed by the Accounting Principles Board Opinion No. 25. Companies choosing to continue to measure stock-based compensation using the intrinsic value method must disclose on a pro forma basis net earnings per share as if the fair value method were used. Management is currently evaluating the requirements of SFAS No. 123. Management does not believe that SFAS No. 123 will have a material impact on the Company's operating income.

                                    BUSINESS

Company Overview

     The Company is a regional leader in the operation of travel centers and outdoor advertising displays dedicated to serving the traveling public in rural and smaller metropolitan areas of the Southwestern United States. The Company's tradition of serving the public dates back to 1912 when the Company's founder, Claude M. Bowlin, started trading goods and services with Native Americans in New Mexico. Bowlin currently operates fourteen full-service travel centers and one free-standing Dairy Queen/Brazier restaurant along interstate highways in Arizona and New Mexico where there are generally few gas stations, convenience stores or restaurants. The Company advertises its travel centers through a network of over 300 outdoor advertising display faces. In addition to a variety of unique Southwestern merchandise, the Company's travel centers offer brand name food and gasoline to the traveling public. The Company believes that its "co-branding" strategy of offering complementary brand name food and gasoline products results in increased customer traffic and it intends to continue to actively pursue additional co-branding opportunities.

     In addition to its travel centers, the Company operates over 1,700 revenue generating outdoor advertising display faces for third party customers such as hotels and motels, restaurants and consumer products. These display faces are strategically situated along interstate highways primarily in Arizona and New Mexico and, to a lesser extent, in Colorado, Oklahoma and Texas. In addition to the leasing of advertising space, Bowlin provides a comprehensive range of outdoor advertising services to its clients, including customized design and production services. Although the Company faces substantial competition in each of its operational areas, the Company believes that few of its competitors offer the same breadth of products and services dedicated to the traveling public.

Industry Overview

     Travel Services Industry. The travel services industry in which the Company competes includes convenience stores which may or may not also offer gasoline, and fast food and full-service restaurants located along rural interstate highways. The Company believes that the current trend in the travel services industry is toward strategic pairings at a single location of complementary products that are noncompetitive, such as brand name gasoline and brand name fast food restaurants. This concept, known as "co-branding," has recently seen greater acceptance by both traditional operators and larger petroleum companies. The industry has also been characterized in recent periods by consolidation or closure of smaller operators.

     The convenience store industry includes both traditional operators that focus primarily on the sale of food and beverages but also offer gasoline and large petroleum companies that offer food and beverages primarily to attract gasoline customers. In 1995, the convenience store industry sold $46.8 billion worth of merchandise and services and $66.3 billion worth of petroleum products.

     The restaurant segment of the travel services industry is highly competitive, most notably in the areas of consistency of quality, variety, price, location, speed of service and effectiveness of marketing. The major chains are aggressively increasing market penetration by opening new restaurants, including restaurants at "special sites" such as retail centers, travel centers and gasoline outlets. In addition, smaller quick-service restaurant chains and franchise operations are focusing on brand and image enhancement and co-branding strategies.

     Outdoor Advertising Industry. According to recent estimates by the OAAA, outdoor advertising generated total revenues of approximately $1.8 billion in 1995, representing growth of approximately 8.2% over 1994. Although outdoor advertising represents only slightly over 1% of total U.S. advertising expenditures, this segment is growing at a faster rate than such traditional advertising media as radio, television and newspaper, which increased by 7.7%, 6.1% and 5.7%, respectively, during the same period. Outdoor advertising offers repetitive impact and a relatively low cost-per-thousand impressions as compared to broadcast media, newspapers, magazines and direct mail marketing, making it attractive to both local businesses targeting a specific geographic area or set of demographic characteristics and national advertisers seeking mass market support. Outdoor advertising services have recently expanded beyond billboards to include a wide variety of out-of-home advertising media, including advertising displays in shopping centers, malls, airports, stadiums, movie theaters and supermarkets, as well as on taxis, trains, buses and subways. The OAAA estimates that total out-of-home advertising revenues, including traditional billboard advertising, exceeded $3.5 billion in 1995.

     Outdoor advertising provides advertisers with a cost effective means of reaching large audiences and is often used by businesses as part of an overall multimedia advertising campaign to reach their target geographic or demographic markets. In addition to its low cost-per-thousand impressions, because outdoor advertising reaches potential customers close to the point-of-sale, restaurants, motels, service stations and similar businesses find outdoor advertising particularly effective. In addition, repeated viewing by people traveling the same route on a daily basis makes outdoor advertising especially suitable for companies, such as banks, insurance companies and soft drink manufacturers that sell their products by promoting a particular image.

     The outdoor advertising industry uses three standardized display formats: traditional bulletin-style painted billboards (with a typical face size of 14 feet by 48 feet),  30-sheet  posters  (with a typical face size of 12 feet by 25 feet) and junior or 8-sheet  posters  (with a typical  face size of 6 feet by 12 feet). Generally, the physical advertising structure is owned by the outdoor advertising company and is built on locations either owned or leased by the operator or on which it has a permanent easement. Traditionally, outdoor advertising displays are leased to advertisers on a unit basis. Advertising rates for outdoor advertising media are based on such factors as the size of the advertising display, visibility, cost of leasing, construction and maintenance and the number of people who have the opportunity to see the advertising message.

     The outdoor advertising market is highly fragmented but is dominated in the larger DMAs by a few sizable firms, several of which are subsidiaries of diversified companies. In addition to the larger outdoor advertising firms, there are many smaller regional and local companies operating a limited number of displays in a single or a few local markets. The OAAA estimates that there are approximately 1,000 companies in the industry operating a total of approximately 396,000 displays. There has been a trend toward consolidation in the outdoor advertising industry in recent years and the Company expects this trend to continue.

Business Strategy

     Travel Services Business Strategy. The Company opened its first travel center in 1953 and has since expanded to fourteen travel centers and one free-standing Dairy Queen/Brazier restaurant. The Com- pany's travel centers are strategically located along well-traveled interstate highways in Arizona and New Mexico where there are generally few gas stations, convenience stores or restaurants. Each of the Com- pany's travel centers has a unique Southwestern theme, and extensive theme-oriented billboard advertising is used to attract customers to stop and take advantage of their services.

     Most of the Company's travel centers offer food and beverages, ranging from ice cream and snack foods at some locations to full-service restaurants at others. Revenues from food sales accounted for 17%, 15% and 13%, respectively, of the Company's total revenues in fiscal 1995 and 1996 and the nine months ended October 31, 1996. In addition to the Company's one free-standing Dairy Queen/Brazier restaurant, the Company's food service operations at seven of the Company's fourteen travel centers operate under the Dairy Queen/Brazier or Dairy Queen trade names.

     The Dairy Queen and Dairy Queen/Brazier restaurants feature the signature Dairy Queen treat line of soft serve dairy products. In addition, the Dairy Queen/Brazier restaurants offer a full line of hamburger combinations as well as specialty chicken, fish and barbecue sandwiches.

     The Company's travel centers also offer brand name gasolines such as CITGO, Conoco, Chevron, Texaco and Diamond Shamrock. Revenues from gasoline sales at the Company's travel centers accounted for approximately 42% of the Company's total revenues in each of fiscal years 1995 and 1996 and approximately 46% in the nine month period ended October 31, 1996. Effective October 1, 1995, the Company became an authorized distributor of CITGO Petroleum Corporation, one of the largest and fastest growing wholesalers of petroleum products in the United States. The Company has converted six of its existing locations to CITGO "superpumper" stations. The Company also intends to actively market CITGO products to other retailers in Arizona and New Mexico. See "-- Growth Strategy -- Gasoline Wholesaling."

     In addition to offering food and gasoline, each of the Company's travel center gift shops offers an extensive variety of Southwestern merchandise and collectibles. Four of the Company's travel centers operate under the Stuckey's brand name. The Stuckey's specialty stores are family oriented shops that feature the Stuckey's line of pecan confectioneries. Stuckey's is well-known among travelers as a place to shop for souvenirs, gifts and toys and travel games for children.

     The Company's billboard advertising for its travel centers emphasizes this wide range of unique Southwestern souvenirs and gifts available at the travel centers, as well as the availability of gasoline and food. Merchandise at each of the Company's stores is offered at prices that suit the budgets and tastes of a diverse traveling population. The merchandise ranges from inexpensive Southwestern gifts and souvenirs to unique hand-crafted jewelry, rugs, pottery, kachina dolls and other gifts crafted specially for Bowlin by several Native American tribes. Some stores offer special categories of collectibles, such as dolls and music boxes. Merchandise items, which are among the Company's highest margin items, accounted for approximately 30%, 31% and 27%, respectively, of the Company's total revenues in fiscal years 1995 and 1996 and the nine months ended October 31, 1996.

     Outdoor Advertising Business Strategy. The Company operates over 1,700 revenue generating advertising display faces, primarily in Arizona and New Mexico and, to a lesser extent, in Colorado, Oklahoma and Texas. Approximately 94% of these display faces are traditional bulletin style and 6% are assorted poster styles. The Company's bulletin style displays are located primarily on interstate highways, while the smaller poster sizes are typically used in local settings by advertisers who prefer to change the display message regularly. The Company's outdoor advertising displays are strategically located in rural and smaller metropolitan areas throughout the Southwest, where the dispersion of population, outdoor lifestyles and leading tourist destinations have created a strong dependence on highway travel.

     The Company began its outdoor advertising operations in 1980 and has grown into a regional leader in small to medium-sized outdoor advertising markets. The Company offers its outdoor advertising customers a complete full-service source for graphic design and printing for the outdoor billboards operated by the Company. As a result, the Company is able to attract advertisers that have historically relied on other media in marketing their products and services. The Company believes it is one of the largest outdoor advertising companies in rural interstate markets in the Southwest and, in 1995, the Company was ranked by the OAAA as one of the top 40 outdoor advertising companies in the United States in terms of gross revenues.

     Most of the Company's advertising displays are travel and tourism oriented. According to the U.S. Travel Data Center in Washington, D.C., nine out of ten automobile travelers rely on billboards to locate gas, food, lodging and tourist attractions. In addition, approximately two-thirds of rural market advertisers are engaged in the travel-tourism industry and rely on billboards as their primary means of advertising to the traveling public.

Growth Strategy

     Travel Centers. The Company is committed to expanding its travel center operations through internal development as well as strategic acquisitions. The Company plans to further expand its travel center operations in popular tourist destinations, along heavily traveled interstate corridors and in smaller metropolitan areas. The Company believes that the co-branding concept that it has implemented at its travel centers has resulted in increased revenues, and the Company intends to pursue opportunities to acquire rights to additional brand name products. The Company is currently in the process of developing new full service travel centers with CITGO superpumper dispensing facilities at Benson and Picacho Peak, Arizona and near Albuquerque, New Mexico, and expects all three of these centers to be operational by the end of fiscal 1998.

     The following are the primary components of the Company's strategy for expanding its travel center operations:

          o Continuing to offer high quality brand name food and products in a clean, safe environment designed to appeal to travelers on interstate highways.

          o    Continuing to increase  sales at existing  locations  through the
               upgrading  of  facilities   and  the  addition  of  products  and
               services.

          o Pursuing complementary national food and/or merchandise brands to further implement the Company's co-branding concept.

          o Expanding the Company's travel center operations through internal development and strategic acquisitions in key tourist destinations, along heavily traveled interstate highways and in smaller metropolitan areas.

     Gasoline Wholesaling. Management believes that gasoline wholesaling operations represent a potentially significant additional source of revenues to the Company. The Company was granted a distributorship by CITGO, effective October 1, 1995. CITGO is among the top five petroleum producers in the United States and one of the fastest growing brand names of gasoline products in the country. Bowlin has converted several of the fuel supply facilities at its existing travel centers to CITGO superpumpers and, as a wholesaler, intends to actively market CITGO products to other retailers in New Mexico and Arizona. The Company intends to target dealerships with an annual sales volume of 600,000 to
1.2 million gallons of gasoline per year.

     In October 1995, the Company hired a Petroleum Manager to create a plan for marketing the Company's wholesale gasoline products. The Company has commenced marketing activities and anticipates sales of its CITGO gasoline products on a wholesale basis by the end of fiscal 1997. The Company believes that its
existing   operations  and  personnel  are  adequate  to  support  its  gasoline wholesaling operations for at least the next 12 to 18 months. The Company intends to enter into agreements with third party retailers upon terms customary in the wholesale gasoline industry. Such agreements generally require that retailers purchase gasoline products on an exclusive basis for a limited term, although either party may terminate such agreements upon 30 to 60 days written notice. The Company intends to offer its wholesale gasoline products at a price equal to a certain percentage over the then current price at which it purchases gasoline products from CITGO.

     The CITGO distribution agreement allows Bowlin to streamline its gasoline supply arrangements and take advantage of volume-driven pricing by consolidating purchases from CITGO. The distribution agreement is for a three-year term which expires September 30, 1998 and automatically renews for three-year terms thereafter. CITGO's ability to terminate or refuse to renew the agreement with the Company is subject to the occurrence of certain events set forth in the Petroleum Marketing Practices Act, which events currently include bankruptcy or breach of the agreement by the Company or termination by CITGO of its petroleum marketing activities in the Company's distribution area. Pursuant to the terms of the distribution agreement, the Company is required to purchase certain minimum quantities of gasoline during the term of the agreement, which includes gasoline purchased for sale at the Company's travel centers. Since the effective date of the distribution agreement, the Company's purchases of CITGO products have substantially exceeded the required minimum quantities.

     Outdoor Advertising. As in the case of its travel centers, the Company plans to increase its outdoor advertising through internal development as well as acquisition. The Company increased its inventory of billboard structures by 49 and 85, respectively, in fiscal years 1995 and 1996. Through internal development, the Company plans to add approximately 100 new billboard structures (representing up to 200 display faces) in fiscal 1997, of which 71 had been constructed at October 31, 1996. Based upon the Company's present cost to complete additional billboard structures, it anticipates that the cost to complete construction of additional billboard structures in fiscal 1997 will be approximately $232,000. The Company plans to add new billboard structures at a higher incremental rate each year after 1997 and, by 2001, the Company anticipates that it will be adding approximately 250 new billboard structures per year to its operations through internal development, subject to the availability of necessary working capital and the Company's ability to comply with applicable regulations.

     In addition to internal development, the Company plans to increase its outdoor advertising operations by pursuing strategic acquisitions of outdoor advertising assets and small to medium-sized outdoor advertising operators when appropriate. In accordance with this growth strategy, the Company routinely engages in discussions with third parties regarding potential acquisitions. Although the Company does not currently have any agreement to acquire any outdoor advertising operations, it is currently negotiating with two third parties for the acquisition of outdoor advertising assets with an estimated fair market value of approximately $20 million and $2.5 million, respectively. Any such acquisitions would be subject to the negotiation and execution of definitive agreements, appropriate financing arrangements, performance of due diligence, approval of the Company's Board of Directors, the receipt by the Company of unqualified audited financial statements, and the satisfaction of other customary closing conditions, including the receipt of third party consents.

     Consistent with its past practices, the Company intends to pursue expansion into markets that are not included in the 50 largest DMAs. The Company believes that expansion along interstate highways and in smaller metropolitan areas permits the Company to expand into areas where competition for site acquisitions is less intense, purchase prices are more favorable and government regulations are generally less onerous. Marketing efforts in these areas are focused on local and regional advertisers, thereby allowing the Company to maintain a diverse client base and limiting reliance on national accounts, including tobacco advertisers.

     The Company plans to expand its outdoor  advertising  operations  primarily by:

          o Continuing to develop the Company's presence along interstate highways in its existing markets throughout the Southwest.

          o Increasing revenues from existing billboards by implementing programs that maximize advertising rates and occupancy levels.

          o Expanding its operations within current markets through new billboard construction.

          o Making strategic acquisitions of existing outdoor advertising assets and small to medium-sized outdoor advertising operations in the less populated areas of the United States with the objective of becoming a leader in this niche market.

Business Operations

     Travel Center Operations. The Company sells food, gasoline and merchandise through its fourteen travel centers and one free-standing Dairy Queen/Brazier restaurant located along two interstate highways (I-10 and I-40) in Arizona and New Mexico. These are key highways for travel to numerous tourist and recreational destinations as well as arteries for regional traffic among major Southwestern cities. All of the Company's travel centers are open every day of the year.

     Each of the Company's travel centers maintains a distinct, theme-oriented atmosphere. In addition to the Southwestern merchandise it purchases from Native American tribes, the Company also imports some 650 items from Mexico, including handmade blankets, earthen pottery and wood items. Additional goods, novelties and imprinted merchandise are imported from several Pacific Rim countries. The Company has long-standing relationships with many of its vendors and suppliers.

     The Company sells food under the Dairy Queen and Dairy Queen/Brazier brand names and sells snacks and souvenir merchandise under the Stuckey's brand name. Pursuant to the terms of its agreements with Stuckey's and Dairy Queen, the Company is obligated to pay these franchisors a franchise royalty and in some instances a promotion fee, each equal to a percentage of gross sales revenues derived by the Company from products sold pursuant to such agreements, as well as comply with certain provisions governing the operation of the franchised stores.

     The Company continuously monitors and upgrades its travel center facilities to maintain a high level of comfort, quality and appearance. Improvements include new awnings and facings, new signage and enhanced lighting and furnishings. The Company is also engaged in upgrading its petroleum storage and dispensing equipment in order to increase fueling capacity and efficiency and to satisfy new federal guidelines made mandatory by December 1998. See "-- Regulation" and "RISK FACTORS -- Environmental Risks."

     Store managers at the travel centers and restaurants oversee day-to-day operations at the retail level. The travel centers are grouped by geographic location and assigned to an Area Supervisor who oversees the management of his or her assigned facilities. The Area Supervisors report directly to the Senior Vice President of Retail Operations. In addition, the Company employs a Merchandise Manager who works closely with the Senior Vice President in monitoring buying patterns and habits of the customers visiting the various locations. The Company has an extensive standardized training program for both its retail and food service employees. The training program focuses on product knowledge and customer service.

     The Company is currently implementing a central warehouse operation in Las Cruces, New Mexico, with approximately 27,000 square feet of useable space. The new warehouse facility will allow the Company to increase volume purchases and the related discounts, reduce transportation costs and improve inventory turnover and control. In addition, improved data systems will enable the Company to more effectively monitor and respond to the inventory demands of its travel centers.

     Outdoor Advertising Operations. The outdoor advertising operations of the Company include leasing of sites, construction of display structures, sales of advertising space and production and design of display faces. The Company's leasing department has the responsibility for coordinating land leases with owners for the right to construct and maintain billboard structures on the landowner's property. In addition, the leasing department also monitors the Company's compliance with all government regulations regarding lease rights, construction and sales of outdoor structures. The Company's construction division erects billboard structures on any sites acquired by the Company without a pre-existing structure, with the goal of maximizing the amount of leasable area on a particular site.

     The Company's sales department, through its local account representatives, sells advertising space to the Company's clients from its inventory of over 1,700 display faces. The account representatives work with the Company's clients, their advertising agencies and the Company's production department to provide clients with high quality design and artwork for their billboards. Although the Company's consistent expansion of its outdoor advertising inventory results in an advertising occupancy rate of less than 100%, the Company generally has approximately 75% of its inventory under advertising agreements at any time.

     The Company's production staff performs a full range of activities required to create and install outdoor advertising. Production work includes creating the advertising copy design and layout, painting the design or coordinating its printing and installing the design displays. Billboards have historically been composed of several painted plywood sheets, but recently vinyl facing has begun to replace plywood in national or regional campaigns using substantially identical advertisements or requiring high graphics resolution. The increased use of vinyl and pre-printed advertising copy furnished to the Company by the advertiser or its agency results in less labor-intensive production work. The Company believes that this trend may reduce future operating expenses associated with the Company's production activities.

     The Company's advertising customers consist largely of local and regional advertisers, resulting in a diverse client base and limiting reliance on national advertising clients. Unlike many of its competitors, the Company does not rely to a significant extent upon tobacco advertisers, which are subject to increasing regulation. The following table sets forth the categories of industries from which the Company derived its outdoor advertising net revenues for the nine months ended October 31, 1996 and the respective percentages of such net revenues. The top three business categories accounted for approximately 67% of the Company's total outdoor advertising net revenues and approximately 9% of the Company's total revenues in the nine months ended October 31, 1996. No single advertiser accounted for more than 2.2% of the Company's total outdoor advertising net revenues in such period.

                                Percentage of Net
                        Advertising Revenues by Category




            Hotels and Motels .............................      28.7%
            Restaurants ...................................      23.5
            Retail/Consumer Products ......................      14.7
            Travel & Entertainment ........................      13.5
            Government ....................................       6.9
            Automotive ....................................       2.6
            Services ......................................       2.1
            Alcohol .......................................       0.5
            Tobacco .......................................       *
            Other .........................................       7.5
                                                                ------
            TOTAL .........................................     100.0%
                                                                ======

----------
*Less than 1%

Competition

     Travel Services Competition. The Company faces competition at its travel centers from quick- service and full-service restaurants, convenience stores, gift shops and, to some extent, from truck stops located along interstate highways in Arizona and New Mexico. Some of the travel centers that the Company competes with are operated by large petroleum companies, while many others are small independently owned operations that do not offer brand name food service or gasoline. Giant Industries, Inc., a refiner and marketer of petroleum products, operates two travel centers, one in Arizona and one in New Mexico, which are high volume diesel fueling and large truck repair facilities that also include small shopping malls, full-service restaurants, convenience stores, fast food restaurants and gift shops. The Company's principal competition from truck stops includes Love's Country Stores, Inc., Petro Corporation and Flying J. Many convenience stores are operated by large, national chains which are substantially larger, better capitalized and have greater name recognition and access to greater resources than the Company.

     Outdoor Advertising Competition. The Company competes in all of its markets with other outdoor advertisers as well as other media, including broadcast and cable television, radio, newspaper and direct mail marketers. The Company has little competition in its rural markets from other outdoor advertisers, but encounters direct competition in its smaller metropolitan markets from larger outdoor media companies, including 3M Media (a division of Minnesota Mining and Manufacturing Company), WhiteCo Outdoor Advertising and Donrey Outdoor Advertising, each of which have large national networks and greater resources than the Company. The Company believes that by concentrating on interstate and tourist oriented advertising in markets other than the largest 50 DMAs it will be able to compete more effectively. As the Company expands geographically, however, it may encounter increased competition from other outdoor advertising firms, some of whom are substantially larger and have greater name recognition and access to substantially greater resources than the Company. See "RISK FACTORS -- Competition."

Employees

     As of October 31, 1996, the Company had approximately 160 full-time and 110 part-time employees, 56 of which were located in Arizona and 214 of which were located in New Mexico. As of October 31, 1996, 116 of the Company's employees were employed in store/retail sales, 76 employees were employed in the Company's restaurant operations, 30 employees were employed in the Company's outdoor advertising operations, 12 employees performed certain warehousing and distribution services for the Company and 36 employees provided managerial and administrative services to the Company. None of the Company's employees are covered by a collective bargaining agreement and the Company believes its relations with its employees are good.

Regulation

     Travel Centers. Each of the Company's food service operations is subject to licensing and regulation by a number of governmental authorities relating to health, safety, cleanliness and food handling. The Company's food service operations are also subject to federal and state laws governing such matters as working conditions, overtime and tip credits and minimum wages. The Company believes that its operations at its fourteen travel centers and one free-standing Dairy Queen/Brazier restaurant comply in all material respects with applicable licensing and regulatory requirements; however, future changes in existing regulations or the adoption of additional regulations could result in material increases in the Company's costs. See "RISK FACTORS -- Potential Adverse Effects of Government Regulation of Travel Centers."

     Historically, the Company has incurred ongoing costs to comply with federal, state and local environmental laws and regulations, primarily relating to underground storage tanks ("USTs"). These costs include assessment, compliance and remediation costs, as well as certain ongoing capital expenditures relating to the Company's gasoline dispensing operations. Under recently enacted federal regulations, the Company is obligated to upgrade or replace all non-complying USTs it owns or operates to meet corrosion protection and overfill/spill containment standards by December 22, 1998. In response to such programs, the Company has adopted a policy of replacing its USTs with above-ground storage tanks to minimize the costs associated with leak detection and compliance with other regulatory programs. Such tanks have been installed at all but three of the Company's travel centers, and the Company intends to complete the installation of above-ground storage tanks at all of its existing travel centers by the end of fiscal 1997.

     The Company incurred $191,000 in capital expenditures in fiscal 1996, and estimates that it will be required to make additional capital expenditures of approximately $325,000 in the aggregate by Decem- ber 1998 to comply with current federal and state UST regulations. The Company's estimates of costs to be incurred for environmental assessment and remediation and for other regulatory compliance are based on present and estimated future remediation costs and results at UST sites. As certain of these factors and assumptions could change due to modifications of regulatory requirements at either federal, state or local levels, detection of unanticipated environmental conditions, or other unexpected circumstances, the actual costs incurred may vary significantly from these estimates noted above and may vary significantly from year to year. See "RISK FACTORS -- Environmental Risks."

     The Company's travel center operations are also subject to extensive laws and regulations governing the sale of alcohol and tobacco, and fireworks in its New Mexico travel centers. Such regulations include certain mandatory licensing procedures and ongoing compliance measures, as well as special sales tax measures. These regulations are subject to change and future modifications may result in decreased revenues or profit margins at the Company's travel centers as a result of such changes. In May, June and July of 1996, the State of New Mexico issued a temporary ban on the sale of fireworks because of the extreme fire hazard caused by drought conditions in that state. As a result of the ban, the Company's revenues at its travel centers from the sale of fireworks decreased by approximately $140,000 during the period of the ban, as compared to the same period of the prior fiscal year. Ancillary sales of merchandise and food also declined by 7.9% and 9.7%, respectively, during the nine months ended October 31, 1996, as compared to the same period of the prior fiscal year. Although such a ban was unprecedented, similar bans could be imposed in the future.

     Outdoor  Advertising.  The  outdoor  advertising  industry  is  subject  to governmental regulation at the federal, state and local levels. Federal law, principally the Highway Beautification Act of 1965, as amended (the "Beautification Act"), encourages states, by the threat of withholding federal appropriations for the construction and improvement of highways within such states, to implement legislation to regulate billboards located within 660 feet of, or visible from, interstate and primary highways except in commercial or industrial areas. All of the states have implemented regulations at least as restrictive as the Beautification Act, including the prohibition on the construction of new billboards adjacent to federally aided highways and the removal at the owner's expense and without any compensation of any illegal signs on such highways. The Beautification Act, and the various state statutes implementing it, require the payment of just compensation whenever governmental authorities require legally erected and maintained billboards to be removed from federally-aided highways.

     The states and local jurisdictions have, in some cases, passed additional and more restrictive regulations on the construction, repair, upgrading, height, size and location of, and, in some instances, content of advertising copy being displayed on outdoor advertising structures adjacent to federally-aided highways and other thoroughfares. Such regulations, often in the form of municipal building, sign or zoning ordinances, specify minimum standards for the height, size and location of billboards. In some cases, the construction of new billboards or relocation of existing billboards is prohibited. Some jurisdictions also have restricted the ability to enlarge or upgrade existing billboards, such as converting from wood to steel or from non-illuminated to illuminated structures. From time to time governmental authorities order the removal of billboards by the exercise of eminent domain. Thus far, the Company has been able to obtain satisfactory compensation for any of its structures removed at the direction of governmental authorities, although there is no assurance that it will be able to continue to do so in the future.

     In recent years, there have been movements to restrict billboard advertising of tobacco products. No bills have become law at the federal level except those requiring health hazard warnings similar to those on cigarette packages and print advertisements. It is uncertain whether additional legislation of this type will be enacted on the national or on a local level in any of the Company's markets. Revenues from tobacco advertisers accounted for less than 1% of the Company's total advertising revenues in fiscal 1996.

     Amortization of billboards has also been adopted in varying forms in certain jurisdictions. Amortization permits the billboard owner to operate its billboard as a non-conforming use for a specified period of time until it has recouped its investment, after which it must remove or otherwise conform its billboard to the applicable regulations without any compensation. Amortization and other regulations requiring the removal of billboards without compensation have been subject to vigorous litigation in state and federal courts and cases have reached differing conclusions as to the constitutionality of these regulations. To date, amortization and other regulations in the Company's markets have not materially adversely affected its operations. See "RISK FACTORS -- Potential Adverse Effects of Government Regulation of Outdoor Advertising."

Trademarks

     The Company operates its travel centers under a number of its own trademarks, as well as certain trademarks owned by third parties and licensed to the Company, such as the Dairy Queen, Dairy Queen/Brazier, Stuckey's and CITGO trademarks. The Company believes that its trademark rights will not materially limit competition with its travel centers. The Company also believes that none of the trademarks it owns is material to the Company's overall business; however, the loss of one or more of the Company's licensed trademarks could have an adverse effect on the Company.

Litigation

     The Company from time to time is involved in litigation in the ordinary course of business, including disputes involving advertising contracts, site leases, employment claims and construction matters. The Company is also involved in routine administrative and judicial proceedings regarding billboard permits, fees and compensation for condemnations. The Company is not a party to any lawsuit or proceeding which, in the opinion of management, is likely to have a material adverse effect on the Company.

Insurance

     The Company has comprehensive general liability insurance with a general aggregate limit of $5,000,000 per occurrence and $5,000,000 annual aggregate limit per location, including $2,000,000 aggregate coverage for liquor liability and $1,000,000 personal and advertising injury liability limit. To date, the Company has not had any material claims against its liability insurance.

                                   PROPERTIES

     As of October 31, 1996, the Company operated fourteen travel centers and one free-standing Dairy Queen restaurant. The Company owns the real estate and improvements at which five of its travel centers and its one free-standing Dairy Queen/Brazier restaurant are located, as well as real estate and improvements at three additional locations, two of which the Company is currently developing into travel centers and one of which is leased to a third party restaurant operator. The property at which three of the travel centers owned by the Company are operated are subject to mortgages. Such mortgages expire at various dates from June 1999 to January 2006 and accrue interest at rates between 8.5% and 9.25% per annum. Nine of the Company's existing travel centers and one of its travel centers under development are located on real estate that the Company leases from various third parties. These leases have terms ranging from five to forty years, assuming exercise by the Company of all renewal options available under certain leases.

     The Company operated over 1,700 revenue generating outdoor display faces throughout the Southwest, as of October 31, 1996. The Company typically owns the billboard and related assets and enters into operating leases with the owners of the real property upon which the billboards are located. These leases typically have a term of 1 to 5 years and provide for minimum annual rents. As of October 31, 1996, the Company also owned and operated 52 and 275 non-revenue generating display faces in Arizona and New Mexico, respectively, which are exclusively dedicated to the advertisement of its fourteen travel centers and one free-standing Dairy Queen/Brazier restaurant. Listed below are the locations of the Company's inventory of revenue generating display faces as of October 31, 1996.

                                                 30-SHEET     8-SHEET
                                  BILLBOARDS     POSTERS      POSTERS    TOTAL
                                  ------------  ---------     --------  -------
Arizona ........................         122        --          --          122
Colorado .......................          12        --          --           12
New Mexico .....................       1,371          60          64      1,495
Oklahoma .......................           4        --          --            4
Texas ..........................          80        --          --           80
                                                   -----       -----      -----
TOTAL ..........................       1,589          60          64      1,713
                                       =====       =====       =====      =====

     The Company's principal executive offices occupy approximately 10,000 square feet of space owned by the Company in Albuquerque, New Mexico. The Company's principal office space is subject to a mortgage which matures on January 29, 2000 and the principal balance of which accrues interest at a rate of prime plus 0.5% per annum (8.75% at October 31, 1996.) In addition, the Company owns outdoor advertising production plant and warehouse facilities consisting of approximately 10,000 square feet in Albuquerque, New Mexico and a central warehouse and distribution facility occupying 27,000 square feet in Las Cruces, New Mexico. The Las Cruces property is subject to two mortgages which mature on October 4, 2000 and May 13, 2003 and each accrues interest on the unpaid principal balance thereof at a rate of 10% per annum. The Company believes that its headquarters and warehouse facilities are adequate for its operations for the foreseeable future.

     The Company owns general and limited partnership interests in two New Mexico limited partnerships, and owns and operates a pecan orchard. One of the partnerships owns and operates an apartment building in Las Cruces, New Mexico, and the second partnership owns an unencumbered parcel of undeveloped land located outside of Las Cruces, New Mexico held primarily for investment purposes. The apartment building is subject to a 35-year mortgage which matures in 2031,in an outstanding principal amount of approximately $1.1 million, and accrues interest at a rate of 8.125% per annum. None of these investments has had a material effect on the Company's business or results of operations and the Com- pany's management does not expect them to have such effect in the future. Until recently, the Company also owned a majority of the voting stock of Dragoon Water Company, an Arizona corporation ("Dragoon"). The voting stock of Dragoon was purchased by the Company in order to ensure the provision of water utilities to one of the Company's largest travel centers. The Company sold its shares of stock in Dragoon as of October 1, 1996 pursuant to an agreement which ensures the continued provision of necessary water utilities following the sale. Neither the sale nor the operation of Dragoon were material to the Company.

                                   MANAGEMENT

Directors and Executive Officers

     Information concerning the Company's current Directors and executive officers and persons nominated to become Directors upon the closing of the Offering is set forth below. A summary of the background and experience of each of these individuals is set forth after the table.

       NAME               AGE                     POSITION
       ----               ---                     --------

Michael L. Bowlin(1)(2).  54       Chairman of the Board,  President  and Chief
                                    Executive Officer
C. Christopher Bess.....  50       Executive Vice  President,  Chief  Operating
                                    Officer and Director
William J. McCabe.......  46       Senior   Vice   President   --   Advertising
                                    Services and Secretary
Anita J. Vachon.........  47       Senior Vice President -- Retail Operations

Nina J. Pratz...........  44       Chief Administrative Officer,  Treasurer and
                                    Director
Michael E. Rising.......  34       Vice President and Chief Financial Officer
Robert L. Beckett(1)....  71       Director
Harold Van Tongeren(2)..  73       Director
Brian McCarty(2)........  60       Director -- Nominee
James A. Clark(1).......  66       Director -- Nominee

----------

(1) Member of Audit Committee
(2) Member of Compensation Committee

     Michael L. Bowlin. Mr. Bowlin has served as Chairman of the Board and Chief Executive Officer of Bowlin since 1991 and as President since 1983. Mr. Bowlin has been employed by Bowlin since 1968. Mr. Bowlin's father, Claude M. Bowlin, Sr., founded the business in 1912. Michael L. Bowlin currently is Chairman of the Board for the OAAA and serves on the Board for the American Council of Highway Advertisers. Mr. Bowlin also serves as President and a member of the Board of Directors of Stuckey's Incorporated, a restaurant and specialty store franchisor (including specialty stores located at four of the Company's travel centers); however, substantially all of Mr. Bowlin's professional time is devoted to his duties at the Company. Mr. Bowlin holds a Bachelor's degree in Business Administration from Arizona State University.

     C. Christopher Bess. Mr. Bess has served as the Company's Executive Vice President and Chief Operating Officer since 1983. Mr. Bess has served as a member of the Company's Board of Directors since 1974. During his 24 years with the Company, Mr. Bess has also served in such capacities as internal auditor, Merchandiser for Retail Operations, Retail Operations Manager and as Development Manager. Mr. Bess is a certified public accountant and holds a Bachelor's degree in Business Administration from the University of New Mexico.

     William J. McCabe. Mr. McCabe has served as the Company's Senior Vice President -- Advertising Services since 1993 and as Secretary since 1996. Mr. McCabe served as a member of the Board of Directors from 1983 until August 1996. Prior to 1993, Mr. McCabe served as Vice President of Outdoor Operations from 1988 and as Vice President of Accounting from 1984 to 1987. Mr. McCabe has been employed by Bowlin since 1976 in such additional capacities as a Staff Accountant and Controller. Mr. McCabe holds a Bachelor's degree in Business Administration from New Mexico State University.

     Anita J.  Vachon.  Ms.  Vachon  has  served as the  Company's  Senior  Vice
President -- Retail Operations since 1993 and was a member of the Board of Directors from 1991 until August 1996. Since 1982, Ms. Vachon has been employed by the Company in such positions as staff accountant, Purchasing Department Manager and Vice President of Merchandising. Ms. Vachon holds an Associate's degree in Accounting.

     Nina J. Pratz. Ms. Pratz has served as the Company's Treasurer since 1977 and as Chief Administrative Officer since 1988. In addition, Ms. Pratz has served as a member of the Company's Board of

Directors since 1976. She has been employed by the Company for over 20 years. Ms. Pratz holds a Bachelor's degree in Business Administration from New Mexico State University.

     Michael E. Rising. Mr. Rising has served as Vice President and Chief Financial Officer since May 1996. Mr. Rising first joined Bowlin in July 1995 as the Corporate Controller and served as a member of the Board of Directors from April 1996 until August 1996. From 1993 to 1995, Mr. Rising was the Controller for Sunrise Healthcare Corporation, a $750 million long-term care division of Sun Healthcare Group, Inc., a publicly traded company on the New York Stock Exchange. From 1991 to 1993, Mr. Rising attended the University of Texas at Arlington. Mr. Rising was employed by Arthur Andersen LLP as an Audit Manager from 1985 to 1991 and from 1992 to 1993. Mr. Rising is a certified public accountant and holds a Bachelor's degree in Business Administration from Southern Methodist University.

     Harold Van Tongeren. Mr. Van Tongeren has served as a member of the Board of Directors of Bowlin since 1988. Mr. Van Tongeren has also served as Chairman of the Board of Directors and President of Herk and Associates, a representative of domestic gift and jewelry wholesalers, since 1952. In addition, Mr. Van Tongeren serves as a key contact to the Company regarding potential acquisition opportunities in the travel and tourism industry. Mr. Van Tongeren attended Hope College and Dennison University, and served as a First Sergeant in the United States Marine Corps for four years.

     Robert L. Beckett. Mr. Beckett has served as a member of the Board of Directors of Bowlin since 1974. Mr. Beckett has also been President and a Director of The Cooper Agency, Inc., a consumer loan company, since 1964. In addition to serving as a Director and executive officer of various private entities, Mr. Beckett formerly served as Mayor of the City of Deming, New Mexico.

     Brian McCarty. Mr. McCarty will become a Director upon the closing of the Offering. Mr. McCarty has served since 1994 as Chairman of the Board and Chief Executive Officer of Business Location Research, a company specializing in the design and development of advanced geographic information systems. From 1990 to 1993, Mr. McCarty served as President and Chief Executive Officer of Naegele Outdoor Advertising ("Naegele"). Prior to his employment at Naegele, Mr. McCarty served as President of Ackerley Communications, a publicly traded company engaged in the operation of outdoor advertising, radio and television broadcasting properties. Mr. McCarty holds a Bachelor's degree in Marketing from Lewis University.

     James A. Clark. Mr. Clark will become a Director of the Company upon the closing of the Offering. Mr. Clark is currently retired from full-time employment. Mr. Clark served as President and Chief Executive Officer of First Interstate Bank of Albuquerque from 1985 to 1991. Prior to 1991, Mr. Clark served in several capacities at various banking and financial services entities for over 25 years. Mr. Clark holds a Certificate of Graduation from the Stonier Graduate School of Banking at Rutgers University.

     Messrs. Bowlin and Bess currently have employment agreements with the Company, and the remaining executive officers serve at the pleasure of the Board of Directors. See "EXECUTIVE COMPENSATION -- Employment Contracts." There are no family relationships among the Directors and executive officers.

     Upon the closing of the Offering, the Board of Directors will consist of seven members classified into three classes with each class holding office for a three-year period. The terms of Mr. Van Tongeren and Ms. Pratz will expire in 1997; the terms of Messrs. Bess and Clark will expire in 1998; and the terms of Messrs. Beckett, McCarty and Bowlin will expire in 1999.

     The Company's Articles of Incorporation and By-laws limit the liability of Directors under certain circumstances. See "EXECUTIVE COMPENSATION -- Indemnification and Limitation of Liability" and "DESCRIPTION OF SECURITIES -- Certain Charter and By-law Provisions."

Committees of the Board of Directors

     Upon the closing of the Offering, the Company will have a Compensation Committee of the Board of Directors that will consist of Messrs. Bowlin, McCarty and Van Tongeren. The Compensation Committee makes recommendations to the Board of Directors regarding option grants under the Company's 1996 Stock Option Plan and addresses matters relating to executive compensation.

     Upon the closing of the Offering, the Company will have an Audit Committee of the Board of Directors that will consist of Messrs. Bowlin, Clark and Beckett. The Audit Committee is responsible for reviewing and making recommendations regarding the employment of independent auditors, the annual audit of the Company's financial statements and the Company's internal accounting controls, practices and policies.

                             EXECUTIVE COMPENSATION

     The following table summarizes all compensation paid to the Company's Chief Executive Officer and to the Company's other most highly compensated executive officers other than the Chief Executive Officer whose total annual salary and bonus exceeded $100,000 (collectively, the "Named Executive Officers"), for services rendered in all capacities to the Company during the fiscal year ended January 31, 1996.

                           Summary Compensation Table

                                              ANNUAL COMPENSATION
                                   ---------------------------------------------
NAME AND                                                           OTHER ANNUAL
PRINCIPAL POSITION                 SALARY(1)($)     BONUS(2)($)  COMPENSATION($)
-----------------                  ------------     -----------  --------------
Michael L. Bowlin ................  78,000(3)          150,050      14,452(4)(5)
Chairman of the Board,
President and
Chief Executive Officer


C. Christopher Bess ..............  78,000(3)          150,375       7,998(4)(6)
Executive Vice President and
Chief Operating Officer

Anita J. Vachon ..................  43,250              75,075       4,731(7)
Senior Vice President -- Retail
Operations


----------

(1) Includes amounts deferred at the election of each officer to be contributed to his or her respective 401(k) Profit Sharing Plan account.

(2) The Company decided not to pay discretionary cash bonuses in fiscal 1997 and to grant stock options to its executive officers in lieu thereof. On September 27, 1996, Messrs. Bowlin and Bess and Ms. Vachon were each granted options to purchase 50,000, 40,000 and 30,000 shares of Common Stock, respectively, under the 1996 Stock Option Plan.

(3) On September 27, 1996, the Company entered into employment agreements with Messrs. Bowlin and Bess which provide for annual base salaries of $195,000 and $145,000, respectively, effective as of February 1, 1997. See "-- Employment Contracts."

(4) See the discussion under the caption "-- Employment Contracts" regarding certain other compensation the named officer may be entitled to upon certain specified events, including a change in control of the Company.

(5) Includes (i) $5,487 of the Company's discretionary matching contributions allocated to Mr. Bowlin's 401(k) Profit Sharing Plan account, (ii) $7,723 for premiums on term life, auto and disability insurance policies of which Mr. Bowlin or his wife is the owner and (iii) $1,242 for Mr. Bowlin's use of a vehicle owned by the Company.

(6) Includes $5,582 of the Company's discretionary matching contributions allocated to Mr. Bess' 401(k) Profit Sharing Plan account and $2,416 for premiums on auto and disability insurance policies of which Mr. Bess is the owner.

(7) Includes $4,497 of the Company's discretionary matching contributions allocated to Ms. Vachon's 401(k) Profit Sharing Plan account and $234 for premiums on a disability policy of which Ms. Vachon is the owner.

Compensation of Directors

     Directors who are not employees of the Company are entitled to receive $1,000 per each meeting of the Board of Directors, or any committee thereof, attended plus reimbursement of reasonable expenses. Non-employee Directors also receive an option to purchase 6,000 shares of Common Stock upon their election to the Board of Directors and an annual grant of 2,000 shares of Common Stock during each year of service, all under the Company's 1996 Stock Option Plan. Directors who are employees of the Company do not receive any additional compensation for such services.

Indemnification and Limitation of Liability

     The Company's Articles of Incorporation and By-laws require the Company to indemnify each of its officers and Directors against liabilities and reasonable expenses incurred in any action or proceeding, including stockholders' derivative actions, by reason of such person being or having been an officer or Director of the Company, or of any other corporation for which he or she serves as such at the request of the Company, to the fullest extent permitted by Nevada law. Pursuant to Nevada law, the Company has adopted provisions in its Articles of Incorporation and By-laws that eliminate the personal liability of its Directors and officers to the Company or its stockholders for monetary damages incurred as a result of the breach of their duty of care. These provisions neither limit the availability of equitable remedies nor eliminate Directors' or officers' liability for engaging in intentional misconduct or fraud, knowingly violating a law or unlawfully paying a distribution.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Employment Contracts

     On August 23, 1996, the Board of Directors approved employment agreements with Michael L. Bowlin for services as Chairman of the Board, President and Chief Executive Officer and with C. Christopher Bess for services as Executive Vice President and Chief Operating Officer (Messrs. Bowlin and Bess are sometimes collectively referred to herein as the "Employee"). These agreements provide for base annual salaries, effective as of February 1, 1997, for Messrs. Bowlin and Bess of $195,000 and $145,000, respectively, subject to annual increases at the discretion of the Board of Directors, but at least equal to the corresponding increase in the Consumer Price Index. In addition, the Employee is entitled to receive bonuses at the discretion of the Board of Directors in accordance with the Company's bonus plans in effect from time to time. Each of the agreements has a perpetual five-year term, such that on any given date, each agreement has a five-year remaining term. The agreements may not be unilaterally terminated by the Company, except for "Cause," which includes (i) conviction of a felony that substantially impairs the Employee's ability to perform his duties to the Company or (ii) willful failure to diligently cure a specified deficiency in the Employee's performance for 30 days.

     Each of the agreements provides that if the Employee is terminated by the Company other than for Cause or disability, or by the Employee for good reason (as defined in the agreements), which includes certain changes in the Employee's duties following a change in control of the Company, the Company shall pay to the Employee (i) his salary through the termination date plus any accrued but unpaid bonuses and (ii) a payment equal to the sum of five years of the Employee's annual salary and an amount equal to all bonuses paid to the Employee in the five years immediately preceding termination, which the Company has the option to pay over five years. In addition, the Company must maintain until the first to occur of (i) the Employee's attainment of substitute employment or (ii) five years from the date of termination, the Employee's benefits under the Company's benefit plans to which the Employee and his eligible beneficiaries were entitled immediately prior to the date of termination. If the Employee requests, the Company must also assign to the Employee any assignable insurance policy on the life of the Employee owned by the Company at the end of the period of coverage. In addition, all options or warrants to purchase Common Stock held by the Employee on the date of termination become exercisable on the date of termination, regardless of any vesting provisions, and remain exercisable for the longer of one year from the date of termination or the then remaining unexpired term of such warrants or options. If the Employee is terminated for Cause or if the Employee terminates his employment other than for good reason (as defined in the agreement), the Company's only obligation is to pay the Employee his base salary and accrued vacation pay through the date of termination.

     If the Employee is incapacitated due to physical or mental illness during the term of his employment, the agreements provide that the Company shall pay to the Employee a lump sum equal to two years of the Employee's base compensation and all bonuses paid to the Employee in the two years preceding the date of termination due to illness. If the Employee dies during his employment, his salary through the date of his death, any accrued but unpaid bonuses and any benefits payable pursuant to the Company's survivor's benefits insurance and other applicable programs and plans then in effect are payable to his estate.

     If the Employee's employment is terminated, the Company has agreed to indemnify the Employee for claims and expenses associated with certain personal guarantees, if any, made by the Employee. The Company also has agreed to use its best efforts to secure the release of such personal guarantees following the Offering. In addition, the Company has agreed to indemnify the Employee against all costs incurred in enforcing his rights under the agreement following a change in control of the Company. See "CERTAIN TRANSACTIONS."

Profit-Sharing 401(k) Plan

     Under the Company's 401(k) plan, effective July 1, 1990, as amended (the "401(k) Plan"), eligible employees may direct that a portion of their compensation, up to a legally established maximum, be withheld by the Company and contributed to their account. All 401(k) Plan contributions are placed in a trust fund and invested by the 401(k) Plan's trustee. It is the Company's policy that all of the 401(k) Plan funds be invested in a single fund that is identified by the Plan's trustee or administrator. The 401(k) Plan permits the Company to make discretionary matching contributions in an amount to be determined on an annual basis by the Company's Board of Directors. Amounts contributed to participant accounts are generally not subject to federal income tax until distributed to the participant and may not be withdrawn until death, retirement or termination of employment.

1996 Stock Option Plan

     The Company's 1996 Stock Option Plan (the "1996 Plan") authorizes the Board to grant options to Directors and employees of the Company to purchase in the aggregate an amount of shares of Common Stock equal to 10% of the shares of Common Stock issued and outstanding from time to time. Directors, officers and other employees of the Company who, in the opinion of the Board of Directors, are responsible for the continued growth and development and the financial success of the Company are eligible to be granted options under the 1996 Plan. Options may be nonqualified options, incentive stock options, or any combination of the foregoing. In general, options granted under the 1996 Plan are not transferable and expire ten years after the date of grant. The per share exercise price of an incentive stock option granted under the 1996 Plan may not be less than the fair market value of the Common Stock on the date of grant and no options granted under the 1996 Plan may have an exercise price per share less than the initial public offering price. Incentive stock options granted to persons who have voting control over 10% or more of the Company's capital stock are granted at 110% of the fair market value of the underlying shares on the date of grant and expire five years after the date of grant. No option may be granted after August 23, 2006.

     The 1996 Plan provides the Board of Directors with the discretion to determine when options granted thereunder will become exercisable. Generally, such options may be exercised after a period of time specified by the Board of Directors at any time prior to expiration, so long as the optionee remains employed by the Company. No option granted under the 1996 Plan is transferable by the optionee other than by will or the laws of descent and distribution, and each option is exercisable during the lifetime of the optionee only by the optionee. On September 27, 1996, the Board of Directors granted options to purchase an aggregate of 338,000 shares of Common Stock to 62 employees and officers, including options to purchase 120,000 shares which were granted to its Named Executive Officers. See "EXECUTIVE

COMPENSATION -- Summary Compensation Table." On September 27, 1996, the Board of Directors also approved the grant of options to purchase 6,000 shares to each of its four non-employee Directors and Director-Nominees, effective as of the closing date of the Offering. All of the options granted or approved have an exercise price per share equal to the initial public offering price and provide for a three-year vesting period.

                              CERTAIN TRANSACTIONS

     Michael L. Bowlin is the President and Chairman of the Board of, and a 25% stockholder in, Stuckey's Corporation ("Stuckey's"), a franchisor of restaurants and specialty stores, including specialty stores located at four of the Company's travel centers. In each of fiscal years 1995 and 1996, aggregate franchise and other related fees paid by the Company to Stuckey's equalled approximately $36,600.

     Michael L. Bowlin and C. Christopher Bess each have perpetual five-year employment agreements with the Company that provide for an annual base salary, effective as of February 1, 1997, of $195,000 and $145,000, respectively, during their terms of employment, as well as certain rights to indemnification. See "EXECUTIVE COMPENSATION -- Employment Contracts."

     Approximately $3.5 million of the proceeds to be received by the Company from the Offering will be used to repay indebtedness to various lenders, most of which indebtedness has been personally guaranteed by Michael L. Bowlin.

     On August 23, 1996, the Company obtained a term loan from a commercial bank with an aggregate principal amount of approximately $535,000 that was used to prepay promissory notes payable to certain officers and Directors of the Company and their respective affiliates. This loan matures on February 28, 1997 and accrues interest at a rate of prime plus 1% per annum (9.25% at October 31, 1996).

     Since February 1, 1994, C. Christopher Bess made seven loans to the Company in an aggregate principal amount of $261,000. Each of these loans was evidenced by a promissory note made payable by the Company to Mr. Bess, which accrues interest on the unpaid principal amounts at a rate of 10% per annum, and matured or matures at various dates from April 1996 until October 2005. One of such notes is also secured by a real estate mortgage. All of the proceeds from such loans were used by the Company for working capital or the acquisition of assets in the ordinary course of business. As of the date of this Prospectus, all of such loans, together with accrued interest, have been repaid in their entirety.

     Since February 1, 1994, Michael L. Bowlin made three loans to the Company in an aggregate principal amount of $180,000. Each of these loans was evidenced by a promissory note made payable by the Company to Mr. Bowlin, which accrues interest at a rate of 10% per annum, and matured or matures at various dates from January 1996 until January 1998. All of the proceeds of these loans were used for general working capital purposes of the Company. As of the date of this Prospectus, all of such loans, together with accrued interest, have been repaid in their entirety.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth, as of November 15, 1996, the number and percentage of outstanding shares of Common Stock owned by (i) each Director and Director-Nominee of the Company; (ii) the Named Executive Officers of the Company; (iii) all Directors and executive officers of the Company as a group; and (iv) all persons known by the Company to be the beneficial owners of more than 5% of the outstanding shares of Common Stock.

                                                    SHARES BENEFICIALLY OWNED          SHARES BENEFICIALLY OWNED
                                                      PRIOR TO OFFERING(1)                 AFTER OFFERING(1)
NAME AND ADDRESS OF                                --------------------------          --------------------------
BENEFICIAL OWNER(4)                                  NUMBER         PERCENT             NUMBER(2)      PERCENT(3)
-------------------                                --------------------------          --------------------------

Michael L. Bowlin(5)   .........................   1,801,729         54.8%             1,801,729         41.1%
C. Christopher Bess(6)   .......................     562,315         17.1                562,315         12.8
Anita J. Vachon ................................      42,200          1.3                 42,200           *
Nina J. Pratz ..................................     122,802          3.7                122,802          2.8
Robert L. Beckett ..............................     123,646          3.8                123,646          2.8
Harold Van Tongeren (7)  .......................      44,099          1.3                 44,099          1.0
Brian McCarty ..................................        --             --                   --             --
James A. Clark .................................        --             --                  2,000           *
Monica A. Bowlin (8)  ..........................   1,801,729         54.8              1,801,729         41.1
Valkyrie L. Bowlin .............................     171,332          5.2                171,332          3.9
Kimberly M. Bowlin .............................     171,332          5.2                171,332          3.9
Emily M. Bowlin ................................     171,332          5.2                171,332          3.9
The Francis W. McClure and Evelyn Hope
  McClure Revocable Trust ......................     422,211         12.9                422,211          9.6
All directors, director-nominees and execu-
  tive officers as a group
  (10 persons)(3)(5)(6)(7)(8)(9) ...............   2,781,512         84.7%             2,784,712         63.5%

----------
*Less than 1%

(1) Each stockholder possesses sole voting and investment power with respect to the shares listed, except as otherwise indicated or under applicable laws. In accordance with the rules of the Commission, each stockholder is deemed to beneficially own any shares subject to stock options which are currently exercisable or which will become exercisable or convertible within 60 days after November 15, 1996. The inclusion herein of shares listed as beneficially owned does not constitute an admission of beneficial ownership. The number and percentage of outstanding shares owned after the Offering assumes none of the listed stockholders will purchase additional shares in this Offering.

(2) Number of shares outstanding after the Offering includes the 1,100,000 shares of Common Stock that are being offered by the Company hereby but excludes (i) 165,000 shares which are subject to the Over-Allotment Option,
     (ii) 93,500  shares  which are subject to the  Representative's  Option and
     (iii) 362,000 shares reserved for issuance upon the exercise of options granted or approved for issuance by the Company upon completion of the Offering under the Company's 1996 Stock Option Plan. See "EXECUTIVE COMPENSATION -- 1996 Stock Option Plan."

(3) Assumes no exercise of the Over-Allotment Option or the Representative's Option. The issuance of any such shares would proportionately decrease the respective percentages set forth.

(4) All of these holders have an address at c/o the Company, 150 Louisiana N.E., Albuquerque, NM 87108.

(5) Includes 445,843 shares held by Mr. Bowlin's wife and 171,332 shares held by each of three daughters. Mr. Bowlin disclaims beneficial ownership of an aggregate of 342,664 of such shares, which are held by two of his daughters.

(6) Includes 73,006 shares held by Mr. Bess' wife and 19,623 shares held by Mr. Bess' minor daughter.

(7) All of such 44,099 shares are held by Mr. Van Tongeren jointly with his wife.

(8) Includes 841,890 shares held by Mrs. Bowlin's husband and 171,332 shares held by each of three daughters. Mrs. Bowlin disclaims beneficial ownership of an aggregate of 342,664 of such shares, which are held by two of her daughters.

(9) Includes an aggregate of 800 shares to be acquired in the Offering by three separate trusts of which one executive officer is the sole trustee and an aggregate of 400 shares to be acquired in the Offering by four members of another executive officer's immediate family. Each of such executive officers disclaims beneficial ownership of any such shares.

                            DESCRIPTION OF SECURITIES


Common Stock

     Holders of shares of Common Stock are entitled to one vote per share on all matters to be voted on by stockholders and do not have cumulative voting rights. As of November 15, 1996, there were 3,284,848 shares of Common Stock outstanding, held by 19 record holders. Subject to the rights of holders of outstanding shares of Preferred Stock, if any, the holders of Common Stock are entitled to receive such dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor, and upon liquidation, dissolution, or winding up are entitled to receive all assets available for distribution to the stockholders. The Common Stock has no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares. All of the outstanding shares of Common Stock are, and the shares of Common Stock offered hereby will be upon completion of the Offering, fully paid and nonassessable.


Preferred Stock

     The Board of Directors, without any vote or action of the stockholders, has the authority to issue up to 10,000,000 shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges, qualifications, limitations and restrictions thereof, including dividend rights, conversion and voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series. The issuance of Preferred Stock may have the effect of delaying, deterring or preventing a change in control of the Company. Further, the issuance of Preferred Stock with voting and conversion rights may adversely affect the voting power of the holders of Common Stock, including the loss of voting control to others. The Company has no present plans to issue any shares of Preferred Stock.


Representative's Option; Registration Rights

     Concurrently with the closing of the Offering, the Company will issue a five-year non-redeemable option (the "Representative's Option") to purchase up to 93,500 shares of Common Stock at an exercise price per share equal to 120% of the initial public offering price of the Common Stock. The Represen- tative's
Option is to be issued to HD Brous & Co., Inc. (the "Representative") individually and not in its capacity as the Representative. The Representative's Option may be exercised, in part or whole, at any time beginning one year from the effective date (the "Effective Date") of the Registration Statement of which this Prospectus forms a part. The Representative's Option terminates five years from the date of issuance, and may not be transferred, sold, assigned or hypothecated for one year from the Effective Date, subject to certain limited exceptions. Any exercise of the Representative's Option by the Representative may result in dilution of the interests in the Company of then present stockholders, hinder efforts by the Company to arrange future financings on behalf of the Company and have an adverse effect on the market price of the Company's Common Stock. The Representative's Option provides for certain demand and "piggyback" registration rights with respect to the securities issuable thereunder. See "UNDERWRITING."

Certain Charter and By-law Provisions

     The Company's Articles of Incorporation and By-laws contain a number of provisions relating to corporate governance and the rights of stockholders. These provisions: (i) establish a classified Board of Directors; (ii) permit the removal of Directors only for cause and only by vote of stockholders owning two-thirds of the voting power of the Company; (iii) impose conditions on the ability of stockholders to nominate persons for the position of Director; (iv) prohibit stockholders from calling special meetings; and (v) require the consent of the Board of Directors or the "disinterested" members thereof and/or the affirmative vote of two-thirds of the Company's voting stock, excluding stock owned by interested stockholders, to effect certain business combinations with interested stockholders. An interested stockholder for purposes of this provision means a person who, together with affiliates or associates, beneficially owns, or beneficially owned within the preceding two-year period, 10% or more of the Company's combined voting power. For purposes of these provisions, at November 15, 1996, four of the Company's stockholders were deemed to be interested stockholders. The provisions included in the Company's Articles of Incorporation and certain provisions in the By-laws may not be amended or repealed without the affirmative vote of two-thirds of the Company's voting stock, excluding, with respect to the business combination provision, stock owned by interested stockholders. See "EXECUTIVE COMPENSATION" for a discussion of certain indemnification provisions included in the Articles of Incorporation and By-laws.


     The Company believes that these provisions promote the stability and continuity of the Board of Directors of the Company and assure that stockholders will receive adequate notice of and an opportunity to consider actions by stockholders that could materially affect the Company. However, these provisions could have the effect of deterring unsolicited takeovers or delaying or preventing changes in control or management of the Company, including transactions in which stockholders might otherwise receive a premium for their shares over then-current market prices. In addition, these provisions may limit the ability of stockholders to approve transactions that they may deem to be in their best interest.

Transfer Agent

     The Transfer Agent for the Common Stock is Norwest Bank Minnesota, N.A., 161 North Concord Exchange Street, P.O. Box 738, South Saint Paul, Minnesota 55075-0738.

                                  UNDERWRITING


     Subject to the terms and conditions of the Underwriting Agreement, HD Brous & Co., Inc. (the "Underwriter") has agreed to purchase from the Company, 1,100,000 shares of Common Stock offered hereby.

     The Underwriting Agreement provides that the obligations of the Underwriter are subject to certain conditions precedent, including the absence of any material adverse change in the Company's business and the receipt of certain certificates, opinions and letters from the Company and its counsel and the Company's independent certified public accountants. The nature of the Underwriter's obligations is such that it is committed to purchase and pay for all the shares of Common Stock if any are purchased (exclusive of the shares of Common Stock subject to the Over-Allotment Option described below).

     The Company has been advised by the Underwriter that it proposes to offer the shares of Common Stock directly to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain securities dealers at such price less a concession not in excess of $.32 per share. The Underwriter may allow, and selected dealers may reallow, a discount not in excess of $.01 per share to certain brokers and dealers. After the initial public offering of the shares, the public offering price and selling terms may be changed by the Underwriter. No change in such terms shall change the amount of proceeds to be received by the Company as set forth on the cover page of this Prospectus.

     The Company has granted an option to the Underwriter, exercisable for a period of 30 days after the date of this Prospectus, to purchase up to an additional 165,000 shares of Common Stock solely for the purpose of covering over-allotments in the sale of 1,100,000 shares of Common Stock initially offered hereby. To the extent that the option is exercised, the Underwriter will be committed, subject to certain conditions, to purchase the additional shares of Common Stock and to offer such additional shares of Common Stock to the public, all at the same prices and on the same terms as those applicable to the shares of Common Stock initially offered hereby.

     The Company has agreed, upon completion of the Offering, to sell to the Underwriters for an aggregate price of $100, a five-year non-redeemable option to purchase up to 93,500 shares of Common Stock (the "Representative's Option"). The Representative's Option will be exercisable at any time during the four-year period commencing one year after the Effective Date of the Registration Statement of which this Prospectus is a part at an exercise price per share equal to 120% of the initial public offering price. The Representative's Option is not transferable for the one-year period following the Effective Date, subject only to certain limited exceptions. If the Company files a registration statement under the provisions of the Securities Act relating to an offering of securities at any time during the seven-year period following the Effective Date, the holders of the Representative's Option or the underlying securities will have the right, subject to certain conditions, to include in such registration statement, at the Company's expense, all or part of the Common Stock underlying the Representative's Option. Additionally, at any time after the one-year period following the Effective Date and within the following four-year period, the Underwriter may require the Company to register or qualify for sale the issued Common Stock or issuable Common Stock underlying the Representative's Option up to two times, one of which shall be at the Company's expense. The number of shares of Common Stock covered by the Representative's Option and the exercise price thereof are subject to adjustment upon certain events to prevent dilution.

     For the term of the Representative's Option, the holders will have the opportunity to profit from a rise in the market price of the Company's Common Stock above the exercise price of the Representative's Option. Any profit realized by the holders upon the sale of the Representative's Option or the securities issuable thereunder may be deemed additional underwriting compensation. If the Representative's Option is exercised, the voting and equity interests of the Company's stockholders will be diluted. The Company may find that the terms on which it could obtain additional capital may be adversely affected while the Representative's Option remains outstanding.

     The Company has agreed to pay the Underwriter a non-accountable expense allowance equal to 0.25% of the aggregate public offering price of the Common Stock, including Common Stock sold pursuant to the Over-Allotment Option, if and to the extent it is exercised, of which the sum of $10,000 has been paid. The Underwriter's expenses in excess of such allowance will be borne by the Underwriter. To the extent that the expenses of the Underwriter are less than the non-accountable expense allowance, the excess may be deemed to be compensation to the Underwriter.

     The Underwriting Agreement provides that the Company will indemnify the Underwriter and its controlling persons against certain liabilities under the Securities Act or will contribute to payments the Underwriter and its controlling persons may be requested to make in respect thereof. The Company has been advised that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

     The Company, its officers, directors and certain stockholders have each agreed not to offer or sell any of the Company's securities for a period of 180 days from the date of this Prospectus, without the prior written consent of the Underwriter.

     The price at which the shares of Common Stock are being offered to the public has been determined by negotiation between the Company and the Underwriter. Among the factors considered in determining the price of the Common Stock were the Company's current financial condition and prospects and the general condition of the securities markets. However, the initial public offering price of the Common Stock does not necessarily bear any relationship to the Company's assets, book value, earnings or any other established criterion of value.

     The foregoing is a brief summary of certain provisions of the Underwriting Agreement and Representative's Option and does not purport to be a complete statement of its terms and conditions. A copy of the Underwriting Agreement and Representative's Option are on file with the Commission as exhibits to the Registration Statement of which this Prospectus forms a part. See "ADDITIONAL INFORMATION."

     The Company has executed a consulting agreement with Miller Capital Corporation ("Miller") dated as of April 26, 1996, as amended. Pursuant to this agreement, Miller agreed to review the Company's business plan and corporate structure and, based upon such review, provide consultation services for purposes of assisting the Company in connection with an initial public offering. Under the agreement, to date, the Company has paid Miller approximately $68,000 in fees and expenses for services rendered by Miller, and agreed to pay Miller a fee equal to 2.75% of the gross proceeds of the Offering. Thus, assuming an initial public offering price of $8.00 per share, upon closing of the Offering, the Company will be obligated to pay Miller $242,000, or $278,300 if the Over-Allotment Option is exercised in full. In addition, the Company has agreed to pay Miller a fee equal to 3% of the gross proceeds of any subsequent investment in the Company as a result of which 5% or more of the Company is sold to a third party at any time up to and including April 26, 1997. The agreement also requires the Company and Miller to indemnify each other against certain customary liabilities.


                                  LEGAL MATTERS

     Certain legal matters will be passed upon for the Company by Squire, Sanders & Dempsey L.L.P., of Phoenix, Arizona. Certain legal matters will be passed upon for the Underwriters by Snell & Wilmer L.L.P. of Phoenix, Arizona.

                                     EXPERTS

     The Consolidated Financial Statements of the Company as of and for the twelve month period ended January 31, 1996 have been included herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

     The Consolidated Financial Statements of the Company as of and for the twelve month period ended January 31, 1995 have been included herein and in the Registration Statement in reliance upon the report of Ricci & Ricci, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                 CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANTS

     The Company has engaged KPMG Peat Marwick LLP as its independent auditors for the fiscal year ended January 31, 1996 and the fiscal year ending January 31, 1997, to replace the firm of Arthur Andersen LLP, which was dismissed as the Company's independent auditors effective as of August 19, 1996. The report of Arthur Andersen LLP on the Company's financial statements for the past fiscal year did not contain an adverse financial opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles. In connection with the audit of the Company's financial statements for the fiscal year ended January 31, 1996, and in subsequent interim periods, there were no disagreements with Arthur Andersen LLP on any matters of accounting principles or practices, financial statement disclosure or auditing scope and procedure which, if not resolved to the satisfaction of Arthur Andersen LLP, would have caused Arthur Andersen LLP to make reference to the matter in their report. The Company has authorized Arthur Andersen LLP to respond fully to any inquiries from KPMG Peat Marwick LLP. The Company requested Arthur Andersen LLP to furnish it a letter addressed to the Commission stating whether it agrees with the above statements. A copy of that letter, dated September 12, 1996, is on file with the Commission as Exhibit 16.1 to the Registration Statement of which this Prospectus forms a part. See "ADDITIONAL INFORMATION." The consolidated financial statements as of and for the year ended January 31, 1996 audited by KPMG Peat Marwick LLP reflected no change from the consolidated financial statements audited by Arthur Andersen LLP in travel center operations gross sales, outdoor advertising operations gross income, net income or total stockholders' equity.

     The Company engaged Arthur Andersen LLP as its independent auditors for the fiscal year ended January 31, 1996 to replace the firm of Ricci & Ricci, which was dismissed as the Company's independent auditors at the same time. The report of Ricci & Ricci for the fiscal year ended January 31, 1995 did not contain an adverse financial opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles. In connection with the audit of the Company's financial statements for the fiscal year ended January 31, 1995, and in subsequent interim periods, there were no disagreements with Ricci & Ricci on any matters of accounting principles or practices, financial statement disclosure or auditing scope and procedure which, if not resolved to the satisfaction of Ricci & Ricci, would have caused Ricci & Ricci to make reference to the matter in their report. The Company authorized Ricci & Ricci to respond fully to any inquiries from Arthur Andersen LLP. The Company requested

Ricci & Ricci to furnish it a letter addressed to the Commission stating whether it agrees with the above statements. A copy of that letter, dated September 25, 1996, is on file with the Commission as Exhibit 16.2 to the Registration Statement of which this Prospectus forms a part. See "ADDITIONAL INFORMATION."

                             ADDITIONAL INFORMATION

     The Company has filed with the Commission a Registration Statement on Form SB-2 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus constitutes a part of the Registration Statement and does not contain all of the information set forth therein and in the exhibits thereto, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to such Registration Statement and exhibits. Statements contained in this Prospectus as to the contents of any document are not necessarily complete and in each instance are qualified in their entirety by reference to the copy of the appropriate document filed with the Commission.

     The Registration Statement and the reports and other information to be filed by the Company following the Offering in accordance with the Exchange Act can be inspected and copied at the principal office of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: 7 World Trade Center, New York, NY 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60601. Copies of such materials may be obtained from the Public Reference Section of the Commission at its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the fees prescribed by the
Commission. In addition, the Commission maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as the Company, that file electronically with the Commission.

     The Company intends to provide its stockholders with annual reports containing financial statements audited by independent auditors and quarterly reports for the first three fiscal quarters of each year containing unaudited summary consolidated financial information.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

     This Index relates to the consolidated financial statements set forth in this Prospectus of BOWLIN Outdoor Advertising & Travel Centers Incorporated, and subsidiaries.

                                                                            PAGE
                                                                            ----

Independent Auditors' Report of KPMG Peat Marwick LLP ....................   F-2
Independent Auditors' Report of Ricci & Ricci ............................   F-3
Consolidated Financial Statements
     Consolidated Balance Sheets .........................................   F-4
     Consolidated Statements of Income ...................................   F-5
     Consolidated Statements of Stockholders' Equity .....................   F-6
     Consolidated Statements of Cash Flows ...............................   F-7
Notes to Consolidated Financial Statements ...............................   F-8

                          Independent Auditors' Report

The Board of Directors
BOWLIN Outdoor Advertising
& Travel Centers Incorporated:

We have audited the accompanying consolidated balance sheet of BOWLIN Outdoor Advertising & Travel Centers Incorporated and subsidiaries as of January 31, 1996, and the related consolidated statement of income, stockholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BOWLIN Outdoor Advertising & Travel Centers Incorporated and subsidiaries as of January 31, 1996, and the results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles.


                                      KPMG Peat Marwick LLP

Albuquerque, New Mexico
September 9, 1996

                          Independent Auditors' Report


The Board of Directors
BOWLIN Outdoor Advertising
& Travel Centers Incorporated

We have audited the accompanying consolidated statements of income, stockholders' equity and cash flows of BOWLIN Outdoor Advertising & Travel Centers Incorporated and subsidiaries as of January 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of BOWLIN Outdoor Advertising & Travel Centers Incorporated and subsidiaries as of January 31, 1995 in conformity with generally accepted accounting principles.

Ricci & Ricci


Albuquerque, New Mexico
April 5, 1995
                                      F-3

                                     BOWLIN
                      OUTDOOR ADVERTISING & TRAVEL CENTERS
                          INCORPORATED AND SUBSIDIARIES
                           Consolidated Balance Sheets
                                                                                                       OCTOBER 31,
                                                                                          JANUARY 31,      1996
                                                                                            1996       (UNAUDITED)
                                                                                         -----------     ---------

                                            ASSETS
Current assets:
     Cash and cash equivalents ........................................................   $ 1,601,830     2,143,004
     Accounts receivable ..............................................................       193,982       161,420
     Notes receivable -- related parties, current maturities note 2) ..................        10,012        20,021
     Notes receivable, current maturities (note 2) ....................................         2,762         2,974
     Inventories ......................................................................     2,403,020     2,726,097
     Prepaid expenses .................................................................       328,576       272,678
     Other current assets .............................................................         6,288        44,400
                                                                                          -----------   -----------
          Total current assets ........................................................     4,546,470     5,370,594
                                                                                          -----------   -----------
Investment and long-term receivables:
     Investment in partnership ........................................................        16,259         3,259
     Notes receivable, less current maturities (note 2) ...............................        12,838         9,623
     Notes receivable -- related parties, less current maturities
      (note 2) ........................................................................          --          30,025
                                                                                          -----------   -----------
          Total investment and long-term receivables ..................................        29,097        42,907
                                                                                          -----------   -----------
Property and equipment, net (note 3) ..................................................     8,910,470     9,554,404
Franchise fees, at cost less accumulated amortization
  of $97,691 in January 1996 and $105,614 (unaudited) in
  October 1996 ........................................................................       111,809       103,886
Deferred registration costs ...........................................................          --         342,143
                                                                                          -----------   -----------
          Total assets ................................................................   $13,597,846    15,413,934
                                                                                          ===========   ===========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
     Short-term borrowing, bank (note 5) ..............................................   $   149,000       942,500
     Accounts payable .................................................................     1,177,878       737,250
     Long-term debt, current maturities (note 6) ......................................       768,929     1,064,043
     Accrued liabilities ..............................................................       663,762       333,482
     Income taxes payable .............................................................          --         251,110
                                                                                          -----------   -----------
          Total current liabilities ...................................................     2,759,569     3,328,385
                                                                                          -----------   -----------
Long-term debt, less current maturities (note 6) ......................................     5,808,503     6,210,005
                                                                                          -----------   -----------
          Total liabilities ...........................................................     8,568,072     9,538,390
                                                                                          -----------   -----------
Minority interest .....................................................................       226,591       211,948
                                                                                          -----------   -----------
Stockholders' equity:
   Common stock, $.001 par value; authorized 100,000,000
     shares; outstanding 3,050,427 shares in January 1996 and
     3,383,385 (unaudited) shares in October 1996 .....................................         3,051         3,384
   Additional paid-in capital .........................................................     3,806,220     4,329,783
   Retained earnings ..................................................................       993,912     1,330,429
                                                                                          -----------   -----------
          Total stockholders' equity ..................................................     4,803,183     5,663,596
                                                                                          -----------   -----------
Commitments and contingencies (note 9)
          Total liabilities and stockholders' equity ..................................   $13,597,846    15,413,934
                                                                                          ===========    ==========

          See accompanying notes to consolidated financial statements.

                                     BOWLIN
                      OUTDOOR ADVERTISING & TRAVEL CENTERS
                          INCORPORATED AND SUBSIDIARIES

                        Consolidated Statements of Income

                                                                        YEARS ENDED                   NINE MONTHS
                                                                        JANUARY 31,                ENDED OCTOBER 31,
                                                                --------------------------     -------------------------
                                                                    1995           1996          1995            1996
                                                                -----------    -----------     ----------     ----------
                                                                                                      (UNAUDITED)
Travel center operations:
     Gross sales ...........................................    $19,798,283     20,467,455     15,715,065     16,668,367
     Less discounts on sales ...............................        220,766        292,484        172,066        228,077
                                                                -----------     ----------     ----------     ----------
          Net sales ........................................     19,577,517     20,174,971     15,542,999     16,440,290
     Cost of goods sold ....................................     12,540,560     12,995,314      9,987,515     11,165,014
                                                                -----------     ----------     ----------     ----------
          Gross profit .....................................      7,036,957      7,179,657      5,555,484      5,275,276
                                                                -----------     ----------     ----------     ----------
Outdoor advertising operations:
     Gross income ..........................................      2,376,415      2,769,713      2,041,431      2,523,288
     Operating costs .......................................      1,714,661      2,007,422      1,444,832      1,580,657
                                                                -----------     ----------     ----------     ----------
          Gross profit .....................................        661,754        762,291        596,599        942,631
General and administrative expenses                              (5,988,485)    (6,407,736)    (4,933,150)    (4,530,186)
Other income ...............................................        420,256        489,653        416,741        463,597
Depreciation and amortization ..............................       (821,164)      (856,608)      (599,706)      (592,602)
                                                                -----------     ----------     ----------     ----------
          Operating income .................................      1,309,318      1,167,257      1,035,968      1,558,716
                                                                -----------     ----------     ----------     ----------
Other income (expense):
     Interest income .......................................         72,934         85,147         62,475         80,687
     Gain (loss) on equipment sale .........................        (82,552)        (4,378)          --           10,892
     Interest expense ......................................       (536,025)      (611,590)      (412,018)      (507,145)
                                                                -----------     ----------     ----------     ----------
          Total other income (expense), net ................        545,643)      (530,821)      (349,543)      (415,566)
                                                                -----------     ----------     ----------     ----------
          Income before income taxes .......................        763,675        636,436        686,425      1,143,150
Income taxes (note 7) ......................................        294,719        252,817        274,570        457,260
                                                                -----------     ----------     ----------     ----------
Net income .................................................    $   468,956        383,619        411,855        685,890
                                                                ===========    ===========    ===========    ===========
Earnings per common and common equivalent share ............    $       .14            .11            .12            .20
                                                                ===========    ===========    ===========    ===========

          See accompanying notes to consolidated financial statements.

                                     BOWLIN
                      OUTDOOR ADVERTISING & TRAVEL CENTERS
                          INCORPORATED AND SUBSIDIARIES

                 Consolidated Statements of Stockholders' Equity

                  For the years ended January 31, 1995 and 1996
             and the nine months ended October 31, 1996 (unaudited)

                                                                      COMMON    ADDITIONAL
                                                         NUMBER       STOCK,      PAID-IN     RETAINED
                                                       OF SHARES      AT PAR      CAPITAL     EARNINGS        TOTAL
                                                       ------------------------------------------------------------
Balance at January 31, 1994 ........................   2,613,024     $ 2,613     3,119,294     947,191     4,069,098
Net income .........................................       --           --           --        468,956       468,956
Cash dividends on common stock, $.02 per share .....       --           --           --        (49,536)      (49,536)
Issuance of common stock ...........................       1,688           2         2,622        --           2,624
Stock dividends issued on common stock
  and sale of fractional shares ....................     212,055         212       329,428    (327,915)        1,725
                                                       ---------     -------     ---------    --------     ---------
Balance at January 31, 1995 ........................   2,826,767       2,827     3,451,344   1,038,696     4,492,867
Net income .........................................       --           --           --        383,619       383,619

Cash dividends on common stock, $.02 per share .....       --           --           --        (60,287)      (60,287)
Stock dividends issued on common stock
  and sale of fractional shares ....................     232,522         233       368,937    (368,116)        1,054
Purchase of common stock ...........................      (8,862)         (9)      (14,061)       --         (14,070)
                                                       ---------     -------     ---------    --------     ---------
Balance at January 31, 1996 ........................   3,050,427       3,051     3,806,220     993,912     4,803,183
Net income (unaudited) .............................       --           --           --        685,890       685,890
Cash dividends on common stock, $.02 per
  share (unaudited) ................................       --           --           --        (50,600)      (50,600)
Issuance of common stock (unaudited) ...............     141,159         141       221,967        --         222,108
Stock dividends issued on common stock
  and sale of fractional shares (unaudited) ........     191,799         192       301,596    (298,773)        3,015
                                                       ---------     -------     ---------    --------     ---------
Balance at October 31, 1996 (unaudited) ............   3,383,385     $ 3,384     4,329,783   1,330,429     5,663,596
                                                      ==========   =========     =========    ==========    ==========

          See accompanying notes to consolidated financial statements.

                                     BOWLIN
                      OUTDOOR ADVERTISING & TRAVEL CENTERS
                          INCORPORATED AND SUBSIDIARIES
                      Consolidated Statements of Cash Flows

                                                                         YEARS ENDED                      NINE MONTHS
                                                                          JANUARY 31,                  ENDED OCTOBER 31,
                                                                 ---------------------------      -------------------------------
                                                                       1995           1996           1995           1996
                                                                       ----           ----           ----           ----
                                                                                                          (UNAUDITED)
Cash flows from operating activities:
  Net income .................................................   $   468,956        383,619        411,855        685,890
  Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation and amortization ...........................       821,164        856,608        599,706        592,602
     Income from partnership investment ......................          (883)        (1,737)          --             --
     Loss (gain) on sale of equipment ........................        82,552          4,378           --          (10,892)
     Changes in operating assets and liabilities:
       Accounts receivable ...................................       (21,040)       (65,923)       (39,183)        32,562
       Inventories ...........................................      (131,556)      (379,907)       320,640       (323,077)
       Prepaid expenses ......................................       (27,786)       (60,478)       121,105         55,898
       Other current assets ..................................         2,624         (2,101)       (31,143)       (38,112)
       Accounts payable ......................................       (51,462)       391,524       (597,543)      (440,628)
       Accrued liabilities ...................................      (215,793)       135,090        211,003       (330,280)
       Income taxes payable ..................................       (17,859)        (4,997)        43,095        251,110
       Minority interest .....................................       (11,064)       (14,090)        (9,154)       (14,643)
                                                                 -----------      ---------      ---------      ---------
          Net cash provided by operating activities ..........       897,853      1,241,986      1,030,381        460,430
                                                                 -----------      ---------      ---------      ---------
Cash flows from investing activities:
  Capital (contributed to) received from partnership .........        (1,750)          (875)          --           13,000
  Proceeds from sale/condemnation of assets ..................        70,259         24,230           --          153,555
  Purchases of property and equipment ........................    (1,529,934)    (1,494,717)    (1,141,119)    (1,371,276)
  Reduction of temporary investments .........................       540,229           --             --             --
  Disbursements on notes receivable ..........................       (20,000)          --             --         (142,844)
  Collections on notes receivable ............................        48,980         18,746          5,699        105,813
                                                                 -----------      ---------      ---------      ---------
          Net cash used in investing activities ..............      (892,216)    (1,452,616)    (1,135,420)    (1,241,752)
                                                                 -----------      ---------      ---------      ---------
Cash flows from financing activities:
  Payments on long-term debt .................................    (1,121,897)      (805,049)      (559,707)    (4,042,673)
  Proceeds from borrowings ...................................     1,287,745      1,306,100        659,000      5,532,789
  Disbursements for deferred offering costs ..................          --             --             --         (342,143)
  Proceeds from issuance of common stock .....................         2,624           --             --          222,108
  Proceeds from sale of fractional shares of common stock sold
  in conjunction with stock dividend .........................         1,725          1,054          1,054          3,015
  Treasury stock acquisition .................................          --          (14,070)       (14,070)          --
  Dividends paid .............................................       (49,536)       (60,287)       (60,287)       (50,600)
                                                                 -----------      ---------      ---------      ---------
          Net cash provided by financing activities ..........       120,661        427,748         25,990      1,322,496
                                                                 -----------      ---------      ---------      ---------
Net increase in cash and cash equivalents ....................       126,298        217,118        (79,049)       541,174

Cash and cash equivalents at beginning of period .............     1,258,414      1,384,712      1,384,712      1,601,830
                                                                 -----------      ---------      ---------      ---------
Cash and cash equivalents at end of period ...................   $ 1,384,712      1,601,830      1,305,663      2,143,004
                                                                 ===========      =========      =========      =========

          See accompanying notes to consolidated financial statements.

                                     BOWLIN
                      OUTDOOR ADVERTISING & TRAVEL CENTERS
                         INCORPORATED AND SUBSIDIARIES

                   Notes to Consolidated Financial Statements

                      January 31, 1996 and October 31, 1996
           (Information as of October 31, 1996 and for the nine months ended October 31, 1995 and 1996 is unaudited)

(1) Summary of Significant Accounting Policies

   (a) Description of Business

     BOWLIN Outdoor Advertising & Travel Centers Incorporated and subsidiaries (the Company) are located in Albuquerque, New Mexico. On August 28, 1996, BOWLIN Outdoor Advertising & Travel Centers, Inc. (BOATC) was incorporated in the state of Nevada. BOATC's articles of incorporation authorize 10,000,000 shares of preferred stock (.001 par value) which can be issued at the discretion of the Board of Directors. Pursuant to an agreement and plan of merger effective September 27, 1996, Bowlin's, Inc. (BI), which was incorporated in the state of New Mexico on February 20, 1953, was merged with and into BOATC. Under the terms of the agreement, BI shareholders received 211 of the Company's shares for each BI share. Accordingly, the Company issued approximately 3.4 million shares of its common stock for all the outstanding shares of BI stock and all references to the number of shares of common stock have been retroactively restated to reflect the exchange for all periods presented. The transaction has been accounted for in a manner similar to a pooling of interests.

     The Company's principal business activities include the operation of full-service travel centers and restaurants which offer brand name food and gasoline and a unique variety of Southwestern merchandise to the traveling public in the Southwestern United States. In addition to the travel centers, the Company operates outdoor billboard advertising displays which are situated on interstate highways, primarily in the Southwestern United States.

     Dragoon Water Company, Inc. (Dragoon), a majority owned subsidiary, was incorporated on December 12, 1962 and acquired by the Company in 1986. The Company's primary reason for purchasing Dragoon was to ensure water utilities would be provided to one of its largest retail locations in Arizona. (see Note
13) Dragoon's fiscal year end is December 31.

     The Company acquired all of the outstanding stock of another subsidiary, BMI Inc. (BMI) in November 1993. BMI's business activities have historically been the acquisition of inventory in Mexico which has been sold to the Company for the purpose of resale in the United States. BMI has a January 31 fiscal year end.

     Neither Dragoon nor BMI is considered material to the overall operations of the Company.

     The Company also holds a majority general partnership interest in the Los Cuatros Apartments Limited Partnership (Los Cuatros) together with a limited partnership interest. The partnership owns and leases an apartment complex in Las Cruces, New Mexico. The partnership was formed in January 1991 and has a December 31 fiscal year end.


   (b) Use of Estimates

     Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ significantly from those estimates.

   (c) Principles of Consolidation

     The accompanying consolidated financial statements include the accounts of the Company, its wholly owned subsidiary BMI and its majority owned subsidiaries Dragoon and Los Cuatros. Equity interests of Dragoon and Los Cuatros not held by the Company are reflected as minority interest in the accompanying

                                     BOWLIN
                      OUTDOOR ADVERTISING & TRAVEL CENTERS
                         INCORPORATED AND SUBSIDIARIES

            Notes to Consolidated Financial Statements -- (Continued)

financial statements. All material intercompany transactions have been eliminated or disclosure has been made of the effect of intervening events from December 31 to January 31, if any, related to the differing fiscal year ends for Dragoon and Los Cuatros.

   (d) Cash and Cash Equivalents

     The Company considers all liquid investments with a maturity of three months or less when purchased to be cash equivalents.

   (e) Accounts Receivable and Allowance for Doubtful Accounts

     Trade receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary by management due to the Company's history of a relatively low occurrence of bad debts.

   (f) Financial Instruments

     Statement of Financial Accounting Standards No. 107, Disclosures About Fair Value of Financial Instruments, requires the fair value of financial instruments be disclosed. The Company's financial instruments are cash and cash equivalents, accounts receivable, notes receivable, accounts payable, short-term borrowings, and long-term debt. The carrying amounts of cash and cash equivalents, accounts receivable, notes receivable, accounts payable, short-term borrowings, and long-term debt, approximate fair value.

   (g) Inventories

     Inventories consist primarily of merchandise and gasoline for resale and are stated at the lower of cost or market value, with cost being determined using the first-in, first-out (FIFO) method.

   (h) Property and Equipment

     Property and equipment are carried at cost. Maintenance and repairs, including the replacement of minor items, are expensed as incurred, and major additions to property and equipment are capitalized.

     Depreciation is provided by the Company using the straight-line method for building improvements and certain types of equipment and 1.5 and double declining balance methods for all other depreciable assets. The estimated useful lives of the assets range from 10-40 years for buildings and improvements; 3-15 years for machinery and equipment; 3-10 years for autos, trucks, and mobile homes; and, consistent with industry practices, 15 years for billboards.

   (i) Franchise Fees

     Franchise fees are amortized on a straight-line basis over the shorter of the life of the related franchise agreements or the periods estimated to be benefited, ranging from 15-25 years.

   (j) Deferred Registration Costs

     The Board of Directors of the Company has authorized management to proceed with the registration of its common stock under the Securities Act of 1933, as amended. The net proceeds from the offering are expected to be approximately $7,554,000. If successful, the proceeds will be used to retire existing long-term debt, upgrade existing travel centers and for general corporate purposes including the acquisition or development of additional travel centers and outdoor advertising operations.

     Costs associated with this offering have been deferred and will be deducted from the offering proceeds, if the offering is successful, or charged to results of operations, if it is unsuccessful.

                                     BOWLIN
                      OUTDOOR ADVERTISING & TRAVEL CENTERS
                         INCORPORATED AND SUBSIDIARIES

            Notes to Consolidated Financial Statements -- (Continued)

   (k) Sales and Cost Recognition

     Sales of merchandise are recognized at the time of sale and the associated costs of the merchandise are included in cost of sales. Revenues from rental of billboard space are accounted for as operating leases with rental assets recorded at cost less accumulated depreciation; and the rent is recorded as income ratably over the life of the lease contract.

   (l) Reclassification

     Certain reclassifications have been made to the 1995 financial statements to conform to the 1996 presentation.

   (m) Earnings Per Common and Common Equivalent Share

     Earnings per common and common equivalent share are computed by dividing net income by the weighted average number of common and common equivalent shares outstanding during the period presented.

     The number of shares used in the earnings per share computations are as follows:

                                                             YEARS ENDED JANUARY 31,   NINE MONTHS ENDED OCTOBER 31,
                                                            ---------------------------------------------------------
                                                              1995          1996        1995          1996
                                                            ---------------------------------------------------------
                                                                                              (UNAUDITED)
Weighted average common and common equivalent
   shares outstanding .................................     3,362,875    3,360,599     3,362,309     3,452,991
                                                            ==========   ==========    ==========    =========

     The number of weighted average shares outstanding has been retroactively restated to reflect stock dividends awarded by the Company for all periods presented. Additionally, in accordance with SEC regulations, stock issued after October 31, 1995 has been treated as outstanding for all periods presented.

   (n) Unaudited Interim Financial Statements

     The unaudited interim financial statements include all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the financial position and the results of operations of the Company.

(2) Notes Receivable

     Notes receivable consist of the following:


                                                                               JANUARY 31, 1996     OCTOBER 31, 1996
                                                                               ----------------     ----------------
                                                                                                        (UNAUDITED)
Related parties:
     Stockholder, due April 1997 plus interest at 7%, unsecured .........         $10,012                10,012
       employees, annual installments totaling $10,008 plus interest
       at 10%, mature April 2000, unsecured .............................            --                  40,033
                                                                                  -------               -------
                                                                                   10,012                50,045
     Less current maturities ............................................          10,012                20,021
                                                                                  -------               -------
                                                                                  $  --                  30,025
                                                                                  =======               =======
Other:
     Due from individuals and entities, monthly installments
       totaling $665, interest at 10%, maturities from
       March 1998 to October 2000, certain notes secured by land ........         $15,600                12,598
    Less current maturities .............................................           2,762                 2,974
                                                                                  -------               -------
                                                                                 $12,838                 9,623
                                                                                  =======               =======

                                     BOWLIN
                      OUTDOOR ADVERTISING & TRAVEL CENTERS
                         INCORPORATED AND SUBSIDIARIES

            Notes to Consolidated Financial Statements -- (Continued)


(3) Property and Equipment

     Property and equipment consist of the following:


                                         JANUARY 31, 1996      OCTOBER 31, 1996
                                         -----------------     ----------------
                                                                 (UNAUDITED)
Land .................................   $ 2,020,130               2,000,018
Buildings and improvements ...........     6,892,891               6,984,901
Machinery and equipment ..............     4,110,231               4,483,112
Autos, trucks and mobile homes .......     1,517,111               1,559,449
Billboards on operating leases .......     3,696,682               4,253,538
Billboards ...........................       774,349                 774,349
                                         -----------             -----------
Subtotal, at cost ....................    19,011,394              20,055,367
Less accumulated depreciation ........    10,287,215              10,738,817
Construction in progress .............       186,291                 237,854
                                         -----------             -----------
Total property and equipment .........   $ 8,910,470               9,554,404
                                         ===========             ===========

     During the nine months ended October 31, 1996, the Company determined the actual lives for approximately $467,000 of equipment were generally longer than the estimated useful lives previously established for depreciation purposes. Therefore, effective February 1, 1996, the Company extended the estimated useful lives of those assets, which are depreciated using the straight-line method, from 5 years to 15 years. The effect of this change in accounting estimate reduced depreciation expense for the nine months ended October 31, 1996 by $48,100 (unaudited) and increased net income by $28,860 (unaudited) ($.008 per share).

(4) Billboard Rental Income

     Included in property and equipment in the consolidated balance sheets of the Company are billboards on operating leases. The billboards are owned by the Company and the advertising space is leased to others. See Note 9 regarding land leased from others by the Company for billboard use.

     Minimum future rentals to be received on noncancelable billboard leases are as follows:

              1997 ..................                   $1,277,494
              1998 ..................                    1,520,943
              1999 ..................                      258,191
              2000 ..................                       20,164
              2001 ..................                       38,862
                                                        ----------
                    Total ...........                   $3,115,654
                                                        ==========

                                     BOWLIN
                      OUTDOOR ADVERTISING & TRAVEL CENTERS
                         INCORPORATED AND SUBSIDIARIES

            Notes to Consolidated Financial Statements -- (Continued)


(5) Short-term Borrowing, Bank

     Short-term borrowing, bank is as follows:


                                                                                      JANUARY 31, 1996        OCTOBER 31, 1996
                                                                                      ----------------        ----------------
                                                                                                                 (UNAUDITED)
$150,000 line of credit with bank, variable interest payable monthly at prime rate plus 1% (9.25% at January 31, 1996),
  balance due June 1997; unsecured .............................................          $149,000                  111,000

$1,000,000 line of credit with bank, variable interest payable monthly, at prime rate plus 1% (9.25% at October 31, 1996),
  balance due June 1997; unsecured .............................................              --                    831,500
                                                                                          --------                 --------
          Total short-term borrowing, bank .....................................          $149,000                  942,500
                                                                                          ========                 ========

     The average balance outstanding on the lines of credit was approximately $114,000 during the fiscal year ended January 31, 1996. The highest balance outstanding during the same period was $149,000 and the average interest rate for outstanding borrowings was 9.75 percent.

     The average balance outstanding on the lines of credit was approximately $335,100 (unaudited) during the nine months ended October 31, 1996. The highest balance outstanding during the same period was $942,500 (unaudited) and the average interest rate for outstanding borrowings was 9.25 percent.

                                     BOWLIN
                      OUTDOOR ADVERTISING & TRAVEL CENTERS
                         INCORPORATED AND SUBSIDIARIES

            Notes to Consolidated Financial Statements -- (Continued)

(6) Long-term Debt

     Long-term debt is as follows:

                                                                                         JANUARY 31, 1996     OCTOBER 31, 1996
                                                                                        ----------------     ----------------
                                                                                                                 (UNAUDITED)
Due bank, maturity June 2000, variable interest at prime plus 1% (9.5% at
  January 31, 1996), monthly installments of $28,831,
  secured by buildings, equipment, billboards and inventories ...........................   $1,356,921               --
Due bank, maturity January 2006, variable interest at base
  lending rate (9.25% at October 31, 1996), monthly installments of $21,724,
  secured by mortgage and deed of trust .................................................         --            1,616,286
Due bank, maturity February 2003, variable interest at base
  lending rate (9.25% at October 31, 1996), monthly installments of $16,252,
  secured by billboards .................................................................         --              929,505
Due bank, maturity January 2000, variable interest at index rate (8.75% at
  January 31, 1996), monthly installments of $7,446,
  secured by buildings and equipment ....................................................      785,903            770,571
Due bank, maturity January 2000, variable interest at index rate plus .5 (9.25%
  at January 31, 1996), monthly installments of $8,614, secured by buildings
  and equipment .........................................................................      866,370            849,292
Due bank, maturity February 1997, variable interest at prime rate plus 1 (9.25% at October 31, 1996), monthly installments of $4,100, un-
  secured ...............................................................................
Due banks and other financing companies, with maturity dates ranging from
  1996 to 2002. Most bear interest at adjustable rates ranging from 8.75% to
  10.75%, with certain fixed rate notes ranging from 8% to 10%. Monthly pay-
  ments totaling $26,323. Secured by land, buildings, equipment, billboard,
  inventories, and a mortgage note ......................................................    1,845,497          1,741,140
Due individuals, various payment schedules with maturity dates ranging from
  1996 to 2004, including interest ranging from 8% to 12%. Monthly payments totaling $9,004. secured by land,
  buildings, and billboards .............................................................      996,013            831,125
Due stockholders and related individuals, various payment schedules, including interest ranging from 10% to 12%. Monthly
  payments totaling $13,969. The notes are partially secured by land and
  buildings .............................................................................      559,981
Due individual by dragoon, ten annual payments through fiscal 1997 com-
  puted as 10% of gross annual revenue from selected water sales. In April
  1996, the unpaid balance was transferred to a contribution in aid of con-
  struction of a subsidiary .............................................................      123,933               --
Other ...................................................................................       42,814              1,129
                                                                                            ----------          ---------

                                                                                             6,577,432          7,274,048
Less current maturities .................................................................      768,929          1,064,043
                                                                                            ----------          ---------
                                                                                            $5,808,503          6,210,005
                                                                                            ==========          =========

                                     BOWLIN
                      OUTDOOR ADVERTISING & TRAVEL CENTERS
                         INCORPORATED AND SUBSIDIARIES

            Notes to Consolidated Financial Statements -- (Continued)


     Future maturities of long-term debt are as follows:

              1997 . . . . . . . . . .         $  768,929
              1998 . . . . . . . . . .            760,563
              1999 . . . . . . . . . .            594,585
              2000 . . . . . . . . . .            562,181
              2001 . . . . . . . . . .           2,132,986
              Thereafter . . . . .               1,758,188
                                              -------------
              Total  . . . . . . . . .         $ 6,577,432
                                              =============

     Due banks and other financing companies includes a note payable of Los Cuatros which has an outstanding balance as of January 31, 1996 of $1,117,958, and matured August 1, 1996. Subsequent to year end, the Company completed a refinancing of the note payable and, therefore, it is not included in current maturities of long-term debt. The new note payable has an outstanding principal balance of $1,096,500 at a fixed rate of 8.125 percent and matures in 2031.

(7) Income Taxes

     Income tax from continuing operations consists of the following:

                                                        JANUARY 31,
                                                  ------------------------
                                                      1995       1996
                                                  ----------- -----------
        Federal income taxes  . . . . .            $ 249,322   214,780
        State income taxes  . . . . . .               45,397     38,037
                                                  ----------- -----------
                                                    $ 294,719   252,817
                                                  ===========  =========

     Financial statement income and income for tax purposes closely approximate each other with immaterial temporary differences; therefore, no deferred taxes are included in the consolidated balance sheets.

     Income tax expense differed from the amounts computed by applying the U.S. federal income tax rate of 34 percent to pretax income from continuing operations as a result of the following factors:

                                                               JANUARY 31,
                                                        ---------------------
                                                           1995       1996
                                                         --------   --------
Computed "expected" tax ..............................   $259,650    216,388
State income taxes, net of federal tax benefit .......     29,962     25,104
Other ................................................      5,107     11,325
                                                         --------   --------
Total ................................................   $294,719    252,817
                                                         ========   ========

     The Company acquired Dragoon in 1986. Dragoon had a net operating loss carryforward of $38,301 which expired December 31, 1995. The original net operating loss arose in 1980 prior to acquisition by the Company. Dragoon files a separate tax return from the Company and the net operating loss applied to that tax return.

(8) Profit Sharing Plan

     The Company maintains a qualified defined contribution profit sharing plan that covers substantially all employees. The plan year end is December 31. The elected salary reduction is subject to limits as defined by the Internal Revenue Code. The Company provides a matching contribution and additional

                                     BOWLIN
                      OUTDOOR ADVERTISING & TRAVEL CENTERS
                         INCORPORATED AND SUBSIDIARIES

            Notes to Consolidated Financial Statements -- (Continued)

discretionary contributions as determined by resolution of the Board of Directors. Legal and accounting expenses related to the plan are absorbed by the Company and were approximately $1,500 and $8,250 for fiscal 1995 and 1996, respectively. Prior to fiscal 1996, the Company's profit sharing plan was self-administered. The Company contributed $84,926 to the profit sharing plan in fiscal 1995 and $84,845 in fiscal 1996.

(9) Commitments and Contingencies

     The Company leases land at several of its retail operating locations. Included in general and administrative expenses in the accompanying consolidated statements of income for the years ended January 31, 1995 and 1996, is rental expense for these land leases of $253,858 and $269,627, respectively.

     The leasing agreements for the various locations include 5-35 year leases with remaining lives on those leases ranging from approximately 5-25 years at January 31, 1996. Renewal options vary, with the most extensive including three 5-year renewal options. Contingent rentals are generally based on percentages of specified gross receipts. Several leases include terms for computation of rent expense as the greater of a percent of gross receipts or a percent of land value as defined by the lease. In most cases, the Company is responsible for certain repairs and maintenance, insurance, property taxes or property tax increases, and utilities.

     Future minimum rental payments under these leases are as follows:

              1997 . . . . . . . . . .         $ 86,576
              1998 . . . . . . . . . .           63,900
              1999 . . . . . . . . . .           54,900
              2000 . . . . . . . . . .           34,100
              2001 . . . . . . . . . .           27,550
              Thereafter . . . . . . .          432,298
                                               ---------
              Total  . . . . . . . . .         $ 699,324
                                               =========

     The Company has entered into various land operating leases for billboard space. These leases require minimum annual rentals and range from terms of 1-5 years. Rent expense was $394,438 and $458,461 for the years ended January 31, 1995 and 1996, respectively. At January 31, 1996 and October 31, 1996, the Company had prepaid on these leases in the amounts of $237,361 and $257,901 (unaudited), respectively. See note 4 regarding billboard advertising space leased to others by the Company.

     Future minimum rental payments under these leases are as follows:

              1997 . . . . . . . . . .         $  442,027
              1998 . . . . . . . . . .            277,449
              1999 . . . . . . . . . .            233,354
              2000 . . . . . . . . . .            202,664
              2001 . . . . . . . . . .            151,542
              Thereafter . . . . . . .            202,496
                                               -----------
              Total  . . . . . . . . .         $1,509,532
                                               ===========

     Effective October 1, 1995, the Company entered into a Distributor Franchise Agreement with CITGO Petroleum Corporation to allow the sale of petroleum products under CITGO's trademark to consumers and retailers. The agreement is effective for three years through September 30, 1998 and provides for automatic renewal for successive three year periods. Under the agreement, the Company is required to purchase a minimum of 1,675,000 gallons annually at prevailing market rates. During the year

                                     BOWLIN
                      OUTDOOR ADVERTISING & TRAVEL CENTERS
                         INCORPORATED AND SUBSIDIARIES

            Notes to Consolidated Financial Statements -- (Continued)

ended January 31, 1996, purchases by the Company were in excess of the minimum requirements under the agreement and management expects purchases to continue to exceed minimum requirements over the life of the agreement.

(10) Related Party Transactions (See also notes 1, 2, 4, 6 and 9)

     The following interest transactions took place with related parties during the periods presented as follows:

                                                            Nine Months Ended
                           Years Ended January 31,              October 31,
                        ----------------------------       ---------------------
                            1995             1996             1995          1996
                           -----             ----             ----          ----
                                                                 (Unaudited)

Interest income . . . . . $ 4,900           4,314              --         2,027
Interest expense  . . . .  63,000          65,753           49,315        33,995
                          =======          ======           ======        ======

     An individual who is an officer and stockholder in the Company is also an officer and stockholder in Stuckey's Corporation (Stuckey's). The Company paid Stuckey's franchise fees for four stores in the amount of $36,618 and $36,612 for January 31, 1995 and 1996, respectively. Franchise fees are included in general and administrative expenses on the accompanying consolidated statements of income. A stockholder of the Company is a 1 percent stockholder in Dragoon.

(11) Cash Flow Disclosures

     Cash paid for interest and income taxes was as follows:


                                                            Nine Months Ended
                           Years Ended January 31,              October 31,
                        ----------------------------      ----------------------
                            1995             1996             1995          1996
                           -----             ----             ----          ----
                                                                (Unaudited)
Interest  . . . . . . $ 537,163       608,104             412,018        507,145
Income taxes . . . . .  315,256       257,817             226,478        206,150
                       ========       =======             =======        =======

     Supplemental disclosures of noncash investing and financing activities are as follows:

     The Company finances a significant portion of property and equipment. During the years ending January 31, 1995 and 1996, respectively, approximately $1,288,000 and $1,306,000 of additional long-term debt was obtained, most of which can be directly associated with fixed asset and land acquisitions. During the nine months ended October 31, 1995 and 1996, approximately $659,000 (unaudited) and $2,165,000 (unaudited), respectively, of additional long-term debt was obtained, most of which can be directly associated with fixed asset and land acquisitions and expansion of the outdoor advertising division.

     For the year ended January 31, 1995, the Company issued 212,055 shares of stock dividends at approximately $1.56 per share, totaling $327,915. For the year ended January 31, 1996, the Company issued 232,522 shares of stock dividends at approximately $1.59 per share, totaling $368,116. The book value of shares distributed as stock dividends approximates fair market value.

     During the nine months ended October 31, 1996, the Company issued 191,799 (unaudited) shares of stock dividends at approximately $1.56 per share, totaling $298,773 (unaudited). The book value of shares distributed as stock dividends approximates fair market value.
                                      F-16

                                     BOWLIN
                      OUTDOOR ADVERTISING & TRAVEL CENTERS
                         INCORPORATED AND SUBSIDIARIES

            Notes to Consolidated Financial Statements -- (Continued)

(12) Industry Segment Information

     The Company's major operations are in the retail sale of merchandise,  food and gasoline to the traveling  public  (travel  center  operations)  and outdoor
advertising  operations.   Revenue,   operating  income,   identifiable  assets,
depreciation  and  amortization,  and  capital  expenditures  pertaining  to the industries in which the Company  operates are  presented  below (in thousands of dollars) for each of the fiscal years ended January 31.

                                         Travel      Outdoor
                                         Center    Advertising    Corporate
                                       Operations   Operations    and Other    Consolidated
                                       ----------  ------------  ------------  -------------

1995:
   Net sales ..........................  $ 19,578       2,376          --        21,954
   Operating income ...................     1,425         204         (320)       1,309
   Identifiable assets ................     5,285       2,424        2,734       10,443
   Depreciation and amortization ......       451         252          118          821
   Capital expenditures ...............       342         556          632        1,530
                                         ========      ======       ======       ======

1996:
   Net sales ..........................  $ 20,175       2,770          --        22,945
   Operating income ...................     1,284         158         (275)       1,167
   Identifiable assets ................     5,896       2,888        2,723       11,507
   Depreciation and amortization ......       434         261          162          857
   Capital expenditures ...............       576         691          227        1,494
                                         ========      ======       ======       ======

     Other income, representing primarily rental income and sales from crops owned by the Company, is presented below:

                                                            Nine Months Ended
                           Years Ended January 31,              October 31,
                        ---------------------------        ---------------------
                            1995           1996             1995        1996
                           -----           ----             ----        ----
                                                                 (Unaudited)
Rental income ..........   $353            292              287          309
Crop sales .............     67            109              109          135
Other ..................     --             89               21           20
                           ----           ----             ----         ----
                           $420            490              417          464
                           ====           ====             ====         ====

(13) Subsequent Events

     Subsequent to January 31, 1996, the Company entered into a consolidating note agreement with a financial institution. The new note agreement consolidated approximately $1,700,000 of the Company's existing debt and provides for $1,000,000 of new debt. The new debt is to be used primarily for the expansion of the Company's outdoor advertising operations and continuing improvements of existing travel centers. The notes have a variable interest rate of prime plus 1 percent and mature in March 2006 and March 2003, respectively.

     In addition, the Company secured a line of credit for $1,000,000 having a variable interest rate of prime plus 1 percent. The line matures in June 1997 and is secured by billboards and inventory.

     Subsequent to January 31, 1996, the Company paid in full its indebtedness to stockholders and officers of the Company. The balance was approximately $535,000 at the date of payoff ($560,000 at January 31, 1996). In order to pay its stockholders and officers, the Company secured a note payable with a financial institution in the amount of $535,000 with a variable interest rate of prime plus 1 percent. The note matures in February 1997.

     On October 1, 1996 the Company sold Dragoon to an unrelated third party. The sale agreement provides for the continued provision of adequate water utilities to the Company. In conjunction with the sale the Company incurred a loss of approximately $10,000.
                                      F-17

                                     BOWLIN
                      OUTDOOR ADVERTISING & TRAVEL CENTERS
                         INCORPORATED AND SUBSIDIARIES

            Notes to Consolidated Financial Statements -- (Continued)


     On October 1, 1996 the Company sold Dragoon to an unrelated third party. The sale agreement provides for the continued provision of adequate water utilities to the Company. In conjunction with the sale the Company incurred a loss of approximately $10,000.

     On September 27, 1996, the Company entered into employment contracts, effective February 1, 1997, with the President and the Chief Operating Officer for salaries totaling $340,000 annually, and has additionally announced that discretionary bonuses paid to management annually through January 31, 1996, will not be paid for fiscal 1997. The pro forma effect of these changes in the compensation of the President and the Chief Operating Officer are as follows (unaudited):

                                                          Bonus       Salary
                                           As Reported    Paid       Increase   Pro Forma
                                           ------------ ----------  ---------- ----------
Compensation amounts
   Year ended 1/31/96 ...................   $478,875   (300,425)    184,000     362,450
   Nine months ended 10/31/96 ...........    142,838       --       129,000     271,838
                                            --------   --------     -------     -------

Earnings per common and common equivalent
 share
   Year ended 1/31/96 ...................   $    .11        .05       (.03)        .13
   Nine months ended 10/31/96 ...........        .20       --         (.02)        .18
                                            --------   --------     -------     -------


     On September 27, 1996, the Board of Directors of the Company granted options to purchase an aggregate of 338,000 shares of Common Stock to 62 employees and officers, and 6,000 shares to each of its four non-employee
Directors and Director-Nominees, effective as of the closing date of the proposed public offering of Common Stock. All of the options granted have an exercise price per share equal to the initial public offering price and provide for a three-year vesting period.

     On November 12, 1996, the Company entered into an agreement with Miller Capital Corporation ("Miller") whereby 98,537 shares of outstanding common stock were returned to the Company without consideration, and the stock certificates were cancelled. The shares had been issued in April, 1996 in exchange for, among other services, services rendered in conjunction with the proposed initial public offering. The effects of this transaction on weighted average common and common equivalent shares outstanding and earnings per common and common equivalent share for all periods presented are as follows:

                                           Years Ended      Nine Months Ended
                                           January 31,       October 31,
                                      ------------------------------------------
                                          1995      1996        1995      1996
                                         -----      ----        ----      ----
Weighted average common and common
  equivalent shares outstanding
     As reported  ................... 3,362,875  3,360,599  3,362,309  3,452,991
     Adjusted ....................... 3,283,718  3,281,442  3,283,152  3,305,865

 Earnings per common and common equivalent
 share
     As reported  ...................   $  0.14       0.11       0.12       0.20
     Adjusted .......................      0.14       0.12       0.13       0.21

             (IMAGE OMITTED: PHOTOS OF REGISTRANT'S TRAVEL CENTERS)

NO DEALER, SALESMAN OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFOR- MATION OR MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS WITH RESPECT TO THE OFFERING MADE HEREBY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH AN OFFER. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH HEREIN OR IN THE BUSINESS OF THE COMPANY SINCE THE DATE HEREOF.

                                 --------------
                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary ........................................................    3
Risk Factors ..............................................................    8
Dividends .................................................................   12
Dilution ..................................................................   12
Use of Proceeds ...........................................................   13
Capitalization ............................................................   14
Selected Consolidated Financial
  Data ....................................................................   15
Management's Discussion and Analysis
  of Financial Condition and Results of Operations ........................   17
Business ..................................................................   24
Properties ................................................................   32
Management ................................................................   34
Executive Compensation ....................................................   36
Certain Transactions ......................................................   39
Principal Stockholders ....................................................   40
Description of Securities .................................................   41
Underwriting ..............................................................   42
Legal Matters .............................................................   44
Experts ...................................................................   44
Changes in Registrant's Certifying
  Accountants .............................................................   44
Additional Information ....................................................   45
Financial Statements ......................................................  F-1

     Until January 11, 1997 (25 days after the date of this Prospectus), all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
                               1,100,000 Shares of
                                  Common Stock

                          [IMAGE OMITTED: BOWLIN LOGO]
                          BOWLIN Outdoor Advertising &
                          Travel Centers Incorporated

                                   ----------
                                   PROSPECTUS
                                   ----------
                              HD BROUS & CO., INC.
                                DECEMBER 17, 1996